Follow-Up Materials


06015179

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Bank of Yokohama Ltd

*CURRENT ADDRESS

PROCESSED

JUL 14 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34814   FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/14/06

Exhibit A-2

THE BANK OF YOKOHAMA, LTD.

ANNUAL REPORT(EXCERPT)

For the year ended March 31,2006

TRANSLATION

ARIS 3-31-06

CONTENTS

	Page
A. DIGEST OF INTERIM FINANCIAL RESULTS 決算ダイジェスト	
1. Income status	1
2. Assets and Liabilities	3
3. State of Bad debts	4
4. Conditions in Kanagawa Prefecture	5
5. Deferred Tax Assets	6
6. Capital Adequacy Ratio	6
7. Forecast for FY2005	7
B. CONSOLIDATED FINANCIAL INFORMATION 連結決算情報	
1. Consolidated Balance Sheets *(Unaudited)*	9
2. Consolidated Statements of Income *(Unaudited)*	10
3. Consolidated Statements of Capital Surpous and Retained Earnings *(Unaudited)*	11
4. Consolidated Statements of Cash Flows *(Unaudited)*	12
C. NON-CONSOLIDATED FINANCIAL INFORMATION 単体決算情報	
1. Non-Consolidated Balance Sheet *(Unaudited)*	13
2. Non-Consolidated Statement of Income *(Unaudited)*	14
3. Non-Consolidated Appropriation of Retained Earnings *(Unaudited)*	15
4. Comparison of Non-Consolidated Balance Sheets *(Unaudited)*	16
5. Comparison of Non-Consolidated Statements of Income *(Unaudited)*	17
6. Comparison of Non-Consolidated Appropriation of Retained Earnings *(Unaudited)*	18
D. SUMMARY OF FINANCIAL RESULTS 平成１７年度決算の概況	
1. Profit and Loss	19
2. Average Balance of Use and Source of Funds	21
3. Interest Margins	21
4. Fees and Commissions (Domestics)	22
5. Gains and Losses on Investment Securities	22
6. Gains and Losses on Valuation of Marketable Securities	23
7. Expenses and Employees	24
8. Net Business Profit	25
9. Return on Equity	25
10. Return on Assets	25
11. Retirement Allowance	25
12. Deferred Tax Assets	26
13. Capital Adequacy Ratio (Domestic Standards)	27
E. LOANS AND OTHER ASSETS INFORMATION 貸出金等の状況	
1. Risk Managed Loan Information	28
2. Allowance for Possible Loan Losses	30
3. Percentage of Allowance to Total Risk Managed Loans	30
4. Claims Disclosed under the Financial Reconstruction Law	31
5. Coverage Ratio of Claims Disclosed under the Financial Reconstruction Law	31
6. Off-Balanced Credits	34
7. The States of Bankruptcy due to Classification of Loan Categories	35
8. Loan Portfolio	36
9. Loans to Entities Overseas by Country	37
10. Loans and Deposits	38

A. Digest of Financial Results for the year ended March 31, 2006

1. Income status

(Billions of yen, %)

			March 31,2005	March 31,2006	Increase /(Decrease)	Ratio of Increase/(Decrease)(%)
1	Gross operating income		207.2	208.7	1.5	0.7
2	Gross operating income from domestic operations		202.4	204.9	2.5	1.2
3	Interest income		165.6	164.3	(1.3)	
4	Fees and commissions		31.1	36.9	5.8	
5	Trading profits		0.9	0.2	(0.7)	
6	Other operating income		4.6	3.3	(1.3)	
7	Gross operating income from international operations		4.7	3.8	(0.9)	(19.8)
8	Expenses		85.1	86.2	1.1	1.3
9	Of which, personnel		29.5	30.0	0.5	1.6
10	Of which, facilities		49.3	49.9	0.6	1.2
11	Net business profit (before transfer to general allowance for possible loan losses)	(1-8)	122.1	122.4	0.3	0.3
12	Transfer to general allowance for possible loan losses		(4.6)	(2.2)	2.4	
13	Net business profit (after transfer to general allowance for possible loan losses)	(1-8-12)	126.7	124.7	(2.0)	(1.5)
14	Unusual profits and losses		(30.5)	(23.5)	7.0	
15	Of which, disposal of bad debts		42.4	22.0	(20.4)	
16	(Reference) Credit costs (Note)		37.8	19.8	(18.0)	
17	Of which, gains or losses on securities		13.2	(0.2)	(13.4)	
18	Of which, losses on devaluation of securities		0.1	0.6	0.5	
19	Ordinary profit	(13+14)	96.2	101.1	4.9	5.1
20	Special gains and losses		2.0	3.2	1.2	
21	Loss on impairment of fixed assets		—		0.1	
22	Total income taxes		40.7	44.1	3.4	
23	Net income	(19+20-22)	57.5	60.2	2.7	4.7
	Real credit costs (including recovery of claims previously charged-off) (Note)		34.7	16.1	(18.6)	(53.7)

(Note) Credit costs = Disposal of bad debts + Transfer to general allowance for possible loan losses
Real credit costs = Credit costs − Recovery of claims previously charged-off (Special gains)

(1) Gross Operating Income : Core gross operating income increased by 4.4billion yen.

Core base gross operating income (domestic interest income + domestic fees and commissions) increased by 4.4billion yen mainly due to an increase of 5.8billion yen in domestic fees and commissions. Gross operating income increased 1.5billion yen as compared to the previous term to reach a record high of 208.7billion yen.

(Reference 1) Transition of Gross operating income from domestic operations



Billions of yen
For year ended
□ Trading profits + Other operating income
□ Core gross operating income (Interest income + Fees and commissions)
210
200
190
180
187.3
2.1
185.2
195.5
2.9
192.6
202.4
5.6
196.8
204.9
3.6
201.2
4.4
March 31,2003
March 31,2004
March 31,2005
March 31,2006

(Reference 2) Transition of fees and commissions (from domestic operations)



Billions of yen
For year ended
※Figures under the bar graph are the ratio of fees and commissions to gross operating income (domestic operations).
36
32
28
24
20
25.5
0.3
2.3
0.4
13.6%
28.7
1.5
3.3
1.0
14.7%
31.1
2.4
3.6
2.3
15.4%
36.9
Annuity Insurance
5.1
Investment Trusts
4.5
Syndicated Loans
4.2
18.0%
5.8
March 31,2003
March 31,2004
March 31,2005
March 31,2006

(2) Expenses : OHR continued to remain low at 41.3%.

As a result of active investments for strengthening sales activities, expenses increased 1.1billion yen from the previous term to 86.2billion yen, but OHR (overhead ratio) continued to remain low at 41.3%.


(Reference) Transition of Expenses and OHR
For year ended
Billions of yen
※ OHR= Expenses / Gross operating income ×100
105
100
95
90
85
80
75
60%
50%
40%
Expences
OHR
98.9
94.4
90.1
85.8
85.1
86.2
51.9%
46.6%
46.2%
42.1%
41.0%
41.3%
March 31,2001
March 31,2002
March 31,2003
March 31,2004
March 31,2005
March 31,2006

Adjusted OHR (Excluding gains or losses on bonds and bond derivatives)

51.8%	48.4%	46.7%	41.3%	40.0%	40.6%

(3) Net Business Profit : Net business profit before transfer to general allowance for possible loan losses continued to be at high level.

Net business profit before transfer to general allowances for possible loan losses reached 122.4billion yen, exceeding the record high results of the previous term by 0.3billion yen, mainly due to the increase in domestic operating income.


(Reference) Transition of Net Business Profit before transfer to general allowance for possible loan losses
Billions of yen
<increase by 31.1billion yen from March 2001>
Increase in gross operating income by 18.5billion yen, Decrease in expenses by 12.6billion yen.
For year ended
135
125
115
105
95
85
91.3
108.1
104.8
117.8
122.1
122.4
March 31,2001
March 31,2002
March 31,2003
March 31,2004
March 31,2005
March 31,2006

(4) Credit Costs : Credit Cost Ratio decreased 18.0billion yen to 19.8billion yen,mid 0.2%.

As loan assets became more sound, credit costs decreased 18.0billion yen from the previous term, to 19.8billion yen and credit costs ratio decreased 0.24% to 0.25%, almost halved from previous term.


(Reference) Credit costs
For year ended
Billions of yen
※ Credit cost ratio= Credit costs / Average loan balance ×100
60
40
20
0
0.9%
0.7%
0.5%
0.3%
0.1%
Credit costs
Credit cost ratio
56.6
50.3
43.6
36.4
37.8
19.8
0.73%
0.67%
0.58%
0.47%
0.49%
0.25%
March 31,2001
March 31,2002
March 31,2003
March 31,2004
March 31,2005
March 31,2006

(5)Ordinary Profits and Net Income : Ordinary Profits and Net Income reached Record Highs, And Ordinary profits reached 100billion yen plateau.

From the above-mentioned, ordinary profits increased by 4.9billion yen from the previous term to 101.1billion yen, and net income increased by 2.7billion yen from the previous term to 60.2billion yen, both of which were record highs.

2. Assets and Liabilities

(1) Loans : Both loans to small and medium-sized businesses and individuals steadily increased, and residential loans reached 3trillion yen plateau.

As a result of focusing on the regional retail business, loans to small and medium-sized businesses increased 123.9billion yen from the end of the previous term, and loans to individuals increased 79.6billion yen from the end of the previous term. In this regard, out of loans to individuals, the balance of residential loans reached 3trillion yen plateau to 3, 004.8billion yen.
Outstanding balance of loans to small and medium-sized businesses, which had been on a downward trend, turned to an increase, hitting bottom in the first half of 2005.

(Reference) Transition of loans (Billions of yen)

	As of March 31,2004(A)	As of March 31,2005(B)	(B)-(A)	As of March 31,2006(C)	(C)-(B)
Loans <outstanding balance>	7,948.9	7,792.4	[(1.9%)] (156.5)	8,124.7	[4.2%] 332.3
Loans to small and medium-sized businesses,etc	6,601.8	6,198.2	[(6.1%)] (403.6)	6,401.8	[3.2%] 203.6
Loans to small and medium-sized businesses	3,448.7	2,948.8	[(14.4%)] (499.9)	3,072.7	[4.2%] 123.9
Individual	3,153.1	3,249.4	[3.0%] 96.3	3,329.0	[2.4%] 79.6
Residential loans	2,833.8	2,933.3	[3.5%] 99.5	3,004.8	[2.4%] 71.5
Housing loans	1,888.4	1,949.5	[3.2%] 61.1	1,968.6	[0.9%] 19.1
Apartment loans	945.3	983.7	[4.0%] 38.4	1,036.2	[5.3%] 52.5
Ratio of loans to small and medium-sized businesses,etc.	83.0%	79.5%	(3.5%)	78.7%	(0.8%)
Ratio of loans to individuals	39.6%	41.6%	2.0%	40.9%	(0.7%)
Loans <average balance>	7,623.6	7,648.9	[0.3%] 25.3	7,882.3	[3.0%] 233.4
Loans to small and medium-sized businesses,etc	6,134.3	6,206.4	[1.1%] 72.1	6,279.6	[1.1%] 73.2
Loans to small and medium-sized businesses	3,138.8	3,017.8	[(3.8%)] (121.0)	2,991.3	[(0.8%)] (26.5)
Individual	2,995.5	3,188.6	[6.4%] 193.1	3,288.3	[3.1%] 99.7

(Reference) Transition of average loan balance to small and medium-sized businesses and to individuals[half-year basis]


Billions of yen
3,400
3,300
3,200
3,100
3,000
2,900
2,800
Loans to small and medium-sized businesses
Loans to Individuals
3,136.7
2,931.6
3,141.1
3,059.4
3,047.2
3,171.1
2,988.4
3,206.2
2,948.7
3,262.3
3,034.1
3,314.6
+85.4
September 30,2003
March 31,2004
September 30,2004
March 31,2005
September 30,2005
March 31,2006

(2) Deposits : Individual deposits on steady increase.

Individual deposits increased steadily mainly in Kanagawa Prefecture as a result of our efforts to enhance accessibility to customers, which increased 231.2billion yen from the end of the previous term.

(Reference) Transition of Deposits (Billions of yen)

	As of March 31,2004(A)	As of March 31,2005(B)	(B)-(A)	As of March 31,2006(C)	(C)-(B)
Deposits <outstanding balance>	9,154.3	9,286.5	[1.4%] 132.2	9,435.6	[1.6%] 149.1
Individual	6,785.1	6,879.0	[1.3%] 93.9	7,110.2	[3.3%] 231.2
Corporate	2,017.3	1,727.7	[(14.3%)] (289.6)	1,786.7	[3.4%] 59.0
Deposits <average balance>	8,816.8	8,870.2	[0.6%] 53.4	9,077.1	[2.3%] 206.9
Individual	6,798.0	6,870.8	[1.0%] 72.8	7,031.7	[2.3%] 160.9
Corporate	1,662.7	1,692.2	[1.7%] 29.5	1,711.5	[1.1%] 19.3

(3) Non-deposit products for individuals : Balance of non-deposit products for individuals exceeded 1trillion yen, and the fee income reached 10billion yen plateau.

As a result of actively responding to diversifying customer needs, the balance of non-deposit products for individuals increased by 167.2billion yen from the previous term end to 1,152.4billion yen, exceeding 1trillion yen plateau.
Share of Non-deposit products for individuals increased by 1.4points from the previous term end, to 14.0%.
Fee income from non-deposit products for individuals steadily increased by 3.1billion yen from the previous term to 10.8billion yen.

(Reference1) Balance of non-deposit products for individuals (Billions of yen)

	As of March 31,2004(A)	As of March 30,2005(B)	(B)-(A)	As of March 30,2006(C)	(C)-(B)
Investment trusts	298.8	353.4	54.6	375.4	22.0
Annuity insurance	47.1	103.0	55.9	218.3	115.3
Foreign currency deposits	61.6	62.2	0.6	39.1	(23.1)
Public bond	343.0	466.4	123.4	519.5	53.1
Total balance of non-deposit products for individuals A	750.7	985.2	234.5	1,152.4	167.2
Individual deposits (deposits in yen)	6,723.5	6,816.7	93.2	7,071.1	254.4
Total individual deposit assets B	7,474.2	7,802.0	327.8	8,223.5	421.5
Share of non-deposit products for individuals (A÷B)	10.0%	12.6%	2.6%	14.0%	1.4%

(Reference2) Fee income from non-deposit products for individuals For year ended (Billions of yen)

	March 31,2004(A)	March 31,2005(B)	(B)-(A)	March 31,2006(C)	(C)-(B)
Investment trusts (fees and commissions)	3.2	3.6	0.4	4.2	0.6
Annuity insurance (fees and commissions)	1.5	2.4	0.9	5.1	2.7
Foreign currency deposits (international operations)	1.0	1.0	0.0	1.2	0.2
Public bonds (trading profits)	0.6	0.7	0.1	0.3	(0.4)
Total	6.5	7.7	1.2	10.8	3.1

(Note) Income from foreign currency deposits is calculated by our managerial basis.

3. State of Bad debts : Ratio Problem Claim decreased to mid 2%.

As a result of promotion of off-balancing, improvement in borrower classification through management improvement support and collection, problem claims (under Financial Revitalization Law) decreased by 44.8billion yen from the previous term end to 215.0billion yen.
Problem claim ratio decreased by 0.6 points to 2.6%.

(Reference) Transition of problem claims disclosed under the Financial Revitalization Law (Billions of yen)

	As of March 31,2004(A)	As of March 30,2005(B)	(B)-(A)	As of March 30,2006(C)	(C)-(B)
Unrecoverable or valueless claims (in legal or virtual bankruptcy)	43.8	28.3	(15.5)	24.4	(3.9)
Doubtful claims (in possible bankruptcy)	206.8	182.8	(24.0)	142.2	(40.6)
Claims in need of special caution	84.6	48.6	(36.0)	48.3	(0.3)
Sub-total (bad debts) A	335.3	259.8	(75.5)	215.0	(44.8)
Claims in need of caution (excluding claims in need of special caution)	838.7	708.5	(130.2)	595.9	(112.6)
Claims to normal customers	6,944.9	6,976.0	31.1	7,451.8	475.8
Normal claims B	7,783.7	7,684.5	(99.2)	8,047.7	363.2
Total claims (credit exposures) C=A+B	8,119.0	7,944.4	(174.6)	8,262.8	318.4
Ratio of bad debts A/C	4.1%	3.2%	(0.9%)	2.6%	(0.6%)

4. Conditions in Kanagawa Prefecture : Loans to individuals exceeded 3trillion yen, and individual deposits steadily increased.

As we have concentrated management resources on Kanagawa Prefecture as a regional bank, loans to individuals increased by 71.4billion yen compared to the previous term end to 3,049.6billion yen, exceeding 3trillion yen. Individual deposits steadily increased by 220.8billion yen compared to the previous term end to 6,740.6billion yen.

(1)Loans to individuals in Kanagawa Prefecture



Billions of yen
※ Figures in the bar graph are the annual ratio of increase.
3,200
2,700
2,200
1,700
1,200
2,240.6
2,420.3
+8.0%
2,659.8
+9.9%
2,894.3
+8.8%
2,978.2
+2.8%
3,049.6
+2.3%
As of Mar. 31,2001
As of Mar. 31,2002
As of Mar. 31,2003
As of Mar. 31,2004
As of Mar. 31,2005
As of Mar. 31,2006

(2)Market share of loans in Kanagawa Prefecture



Loans
Loans to individuals
30%
20%
10%
0%
25.0%
26.1%
27.9%
28.5%
27.3%
27.7%
9.3%
10.4%
11.8%
12.8%
13.3%
13.4%
As of Mar. 31,2001
As of Mar. 31,2002
As of Mar. 31,2003
As of Mar. 31,2004
As of Mar. 31,2005
As of Mar. 31,2006

(3) Individual deposits in Kanagawa Prefecture



Billions of yen
※Figures in the bar graph are the annual ratio of increase.
7,000
6,500
6,000
5,500
5,000
6,068.5
6,236.8
+2.7%
6,371.4
+2.1%
6,431.8
+0.9%
6,519.8
+1.3%
6,740.6
+3.3%
As of Mar. 31,2001
As of Mar. 31,2002
As of Mar. 31,2003
As of Mar. 31,2004
As of Mar. 31,2005
As of Mar. 31,2006

(4) Market share of deposits in Kanagawa Prefecture



Deposits
Individual deposits
25%
23%
21%
19%
17%
15%
23.1%
23.0%
23.5%
22.8%
22.8%
22.8%
17.4%
17.2%
17.3%
17.3%
17.3%
17.6%
As of Mar. 31,2001
As of Mar. 31,2002
As of Mar. 31,2003
As of Mar. 31,2004
As of Mar. 31,2005
As of Mar. 31,2006

5. Deferred Tax Assets : Ratio to net business profit decreased to 31%.

Through collection (realization of tax effect), balance of deferred tax assets decreased 22.6billion yen from the end of the previous term to 37.7billion yen, and the ratio to net business profit* decreased 18 point to 31%.

※Before transfer to general allowance for possible loan losses

(Reference)Transition in ratio of deferred tax assets to net business profits (excluding deferred tax assets for unrealized gain (loss) on available-for-sale securities, Non-consolidated)


Billions of yen
Deferred tax assets
Net business profits
Ratio to defened tax assets to net business profits
142.8
91.3
156%
130.3
108.1
121%
118.4
104.8
113%
88.7
117.8
75%
60.3
122.1
49%
37.7
122.4
31%
As of Mar. 31,2001
As of Mar. 31,2002
As of Mar. 31,2003
As of Mar. 31,2004
As of Mar. 31,2005
As of Mar. 31,2006

6. Capital Adequacy Ratio : Tier 1 ratio increased to the level of 9%.

Risk assets increased due to active operation, but Tier 1 Ratio increased 0.78point to 9.17% from the end of the previous term as a result of steady accumulation of profits and the issuance of preferred investment securities.
Capital adequacy ratio maintained the same level as the previous term at 11.00% even after repayment of subordinated loans of 36billion yen, due to the increase in Tier 1.

(Reference 1) Transition of capital adequacy ratio (consolidated, based on domestic standards)


Billions of yen
Capital adequacy ratio
Tier 1 ratio
Core Tier 1 ratio (excluding public funds)
9.59%
10.72%
10.32%
10.66%
10.95%
11.00%
424.6
422.3
423.1
489.1
528.9
612.2
9.17%
8.39%
8.51%
7.40%
7.33%
6.15%
6.47%
6.36%
4.45%
2.55%
2.68%
2.76%
Public funds
Deferred tax assets equivalent
As of Mar. 31,2001
As of Mar. 31,2002
As of Mar. 31,2003
As of Mar. 31,2004
As of Mar. 31,2005
As of Mar. 31,2006

Risk assets	6,900.7	6,528.1	6,650.3	6,610.0	6,299.8	6,676.3

(Note) Core Tier 1 means the balance obtained by deducting the amount equal to deferred tax assets (excluding the amount corresponding to the valuation difference of other securities) from Tier 1.

(Reference2) Tier 1ratio(including deferred tax assets for unrealized gain/(loss) on available-for-sale securities, consolidated)


Billions of yen
Net deferred tax assets
Ratio of net deferred tax assets to Tier 1
34.2%
145.4
34.9%
147.3
33.0%
139.5
15.1%
73.6
9.2%
48.7
(0.3%)
(1.8)
As of Mar. 31,2001
As of Mar. 31,2002
As of Mar. 31,2003
As of Mar. 31,2004
As of Mar. 31,2005
As of Mar. 31,2006

7. Forecast for fiscal year 2006 :Net Business Profit before transfer to allowance for possible losses, Ordinary Profit and Net Income are all expected to increase from the previous term

Since the gross operating income will increase centering on domestic operations through further promoting regional retail strategies, we expect net business profit before transfer to allowance for possible loan losses to be 126.5billion yen, an increase of 4.1billion yen from the previous term.
Both ordinary profit and net income are expected to increase, the former will increase by 6.9billion yen from the previous term to 108.0billion yen, and the latter will increase by 4.8billion yen to 65.0billion yen.

< Non-consolidated>

(Billions of yen)

		Prospects for the six months ended September 30, 2006	Previous six months ended September 30,2005 Increase/(decrease)	Prospects for fiscal year 2006	Previous fiscal year 2005 Increase/(decrease)
1	Gross operating income	103.0	1.7	215.5	6.8
2	Gross operating income from domestic operations	101.7	2.4	212.6	7.7
3	Interest income	81.1	0.9	168.3	4.0
4	Fees and commissions	19.0	1.2	38.8	1.9
5	Other operating income	1.3	0.1	4.7	1.4
6	Gross operating income from international operations	1.3	(0.7)	2.9	(0.9)
7	Expenses	44.0	1.3	89.0	2.8
8	Net business profit (before transfer to general allowance for possible loan losses)	59.0	0.4	126.5	4.1
9	Ordinary profit	50.5	5.6	108.0	6.9
10	Net income	30.5	1.9	65.0	4.8
11	Credit costs	9.0	(2.7)	16.0	3.8
12	Credit Costs Ratio	0.23%	(0.07%)	0.20%	(0.05%)

< Consolidated>

(Billions of yen)

		Prospects for the six months ended September 30, 2006	Previous six months ended September 30,2005 Increase/(decrease)	Prospects for fiscal year 2006	Previous fiscal year 2005 Increase/(decrease)
13	Ordinary profit	51.0	5.2	109.0	6.3
14	Net income	31.0	1.9	65.5	4.7

(Reference 1) Policy on return to shareholders and expected dividend per share

- Dividends are paid on the performance-based dividend policy, white maintaining the concept of stable dividend.

  ①Ordinary dividend: 7 yen per annum per share.(Stable dividend irrespective of our business results)
  ②Special dividend: Approximately 30% of the amount exceeding 50billion yen in Net Income, if net income for a fiscal year exceeds 50billion yen.
- Special dividend is expected to increase by 1yen to 3yen from the previous term, and the annual dividend, together with ordinary dividend is expected to be 10yen.
- We have resumed an interim dividend, which is expected to be 3.5yen,50% of expected annual ordinary dividend.

(Billions of yen, Millions of shares)

		Interim dividend (prospect)	Year-end dividend (prospect)	Annual dividend (prospect)	Previous fiscal year 2005 Increase/(decrease)
Outstanding number of shares(Note)		—	140.4	140.4	—
Net income for fiscal year 2006 (Forecast)		—	65.0	65.0	4.8
amount exceeding 50billion yen	A	—	15.0	15.0	4.8
*To be paid out at approximately 30% of A Special dividend	B	—	¥3.00	¥3.00	¥1.00
Ordinary dividend	C	¥3.50	¥3.50	¥7.00	¥0.00
Total annual dividend	(B+C)	¥3.50	¥6.50	¥10.00	¥1.00

(Note) Number of outstanding shares in the forecast for fiscal year 2006 is the number of outstanding shares (excluding treasury stock) as of March 31, 2006.

(Reference 2) Forecast of average balance of funds for fiscal year 2006(Domestic operations)

(Billions of yen)

	Prospects for the six months ended September 30, 2006	Previous six months ended September 30,2005	Prospects for ficcal year 2006	Previous fiscal year 2005 Increase/(decrease)
Interest-earning assets	9,390.0	104.4	9,570.0	192.3
Loans and bills discounted	7,910.0	115.1	8,040.0	169.4
Interest-bearing liabilities	9,420.0	186.0	9,480.0	216.5
Deposits	9,260.0	345.2	9,260.0	299.1

(Reference 3) Prospects of yield and Interest margins for fiscal year 2006(Domestic operations) (%)

	Prospects for the six months ended September 30, 2006	Previous six months ended September 30,2005	Prospects for ficcal year 2006	Previous fiscal year 2005 Increase/(decrease)
Yield on interest-earning assets A	1.76	0.00	1.81	0.03
Loans and bills discounted	1.93	(0.01)	1.99	0.08
Yield on Interest-bearing liabilities B	0.04	0.01	0.05	0.02
Deposits	0.02	0.01	0.04	0.03
Expense ratio	0.90	(0.01)	0.91	0.00
Total funding cost C	0.93	0.00	0.95	0.02
Yield spread A-B	1.72	(0.01)	1.76	0.01
Interest margins between loans and deposits	1.01	(0.01)	1.04	0.06
Net interest margin A-C	0.83	0.00	0.86	0.01

B. CONSOLIDATED FINANCIAL INFORMATION
B. 連結決算情報

1. Consolidated Balance Sheets*(Unaudited)*
1. 連結貸借対照表

(Millions of yen)

		As of March 31,2006(A)	As of March 31, 2005(B)	Increase/(Decrease) (A)-(B)
ASSETS:	(資産の部)			
Cash and due from banks	現金預け金	305,844	566,483	(260,639)
Call loans and bills bought	ｺｰﾙﾛｰﾝ及び買入手形	19,900	86,959	(67,059)
Monetary debts purchased	買入金銭債権	304,277	200,976	103,301
Trading assets	特定取引資産	28,386	50,925	(22,539)
Securities	有価証券	1,363,469	1,432,580	(69,111)
Loans and bills discounted	貸出金	8,125,307	7,790,062	335,245
Foreign exchange assets	外国為替	5,324	6,261	(937)
Other assets	その他資産	172,023	90,100	81,923
Premises and equipment	動産不動産	139,400	141,617	(2,217)
Deferred tax assets	繰延税金資産	5,597	48,787	(43,190)
Goodwill	連結調整勘定	822	1,056	(234)
Customers' liabilities for acceptances and guarantees	支払承諾見返	394,032	349,167	44,865
Allowance for possible loan losses	貸倒引当金	(62,194)	(74,850)	12,656
Total assets	資産の部合計	10,802,190	10,690,128	112,062
LIABILITIES:	(負債の部)			
Deposits	預金	9,408,379	9,257,078	151,301
Negotiable certificates of deposit	譲渡性預金	41,661	39,861	1,800
Call money and bills sold	ｺｰﾙﾏﾈｰ及び売渡手形	293	168,186	(167,893)
Trading liabilities	特定取引負債	5,124	2,165	2,959
Borrowed money	借用金	17,359	33,439	(16,080)
Foreign exchange liabilities	外国為替	99	60	39
Bonds and notes	社債	65,000	86,000	(21,000)
Other liabilities	その他負債	115,037	130,878	(15,841)
Liability for employees' retirement benefits	退職給付引当金	88	74	14
Deferred tax liabilities	繰延税金負債	7,478	—	7,478
Deferred tax liabilities for land revaluation surplus	再評価に係る繰延税金負債	22,736	22,773	(37)
Acceptances and guarantees	支払承諾	394,032	349,167	44,865
Total liabilities	負債の部合計	10,077,290	10,089,684	(12,394)
MINORITY INTEREST:	(少数株主持分)			
Minority interest	少数株主持分	44,557	3,557	41,000
STOCKHOLDERS' EQUITY:	(資本の部)			
Capital stock	資本金	215,179	214,862	317
Capital surplus	資本剰余金	176,798	176,482	316
Retained earnings	利益剰余金	189,923	170,107	19,816
Land revaluation surplus	土地再評価差額金	32,516	32,048	468
Net unrealized gains on available-for-sale	その他有価証券評価差額金	66,396	26,202	40,194
Foreign currency translation adjustments	為替換算調整勘定	(0)	(0)	0
Treasury stock	自己株式	(471)	(22,815)	22,344
Total stockholders' equity	資本の部合計	680,342	596,886	83,456
Total liabilities, minority interests and stockholders' equity	負債、少数株主持分及び資本の部合計	10,802,190	10,690,128	112,062

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Consolidated Statements of Income*(Unaudited)*
2. 連結損益計算書

For the year ended

(Millions of yen)

		March 31,2006(A)	March 31,2005(B)	Increase/(Decrease) (A)-(B)
Ordinary income :	経常収益	246,043	260,599	(14,556)
Interest income	資金運用収益	173,324	174,385	(1,061)
Interest on loans and discounts	(うち貸出金利息)	151,048	155,192	(4,144)
Interest and dividends on securities	(うち有価証券利息配当金)	16,024	16,324	(300)
Fees and commissions	役務取引等収益	51,398	46,359	5,039
Trading profits	特定取引収益	385	924	(539)
Other operating income	その他業務収益	15,257	20,096	(4,839)
Other income	その他経常収益	5,678	18,833	(13,155)
Ordinary expenses :	経常費用	143,274	164,116	(20,842)
Interest expenses	資金調達費用	6,865	5,941	924
Interest on deposits	(うち預金利息)	4,220	2,359	1,861
Fees and commissions	役務取引等費用	7,672	8,588	(916)
Trading losses	特定取引費用	—	143	(143)
Other operating expenses	その他業務費用	9,709	12,396	(2,687)
General and administrative expenses	営業経費	90,791	87,290	3,501
Other expenses	その他経常費用	28,235	49,755	(21,520)
Ordinary profits	経常利益	102,769	96,482	6,287
Special gains	特別利益	4,937	4,690	247
Special losses	特別損失	557	1,397	(840)
Income before income taxes and minority interests	税金等調整前当期純利益	107,148	99,775	7,373
Income taxes-current	法人税、住民税及び事業税	22,246	13,863	8,383
Income taxes-deferred	法人税等調整額	23,140	27,835	(4,695)
Minority interests in net income	少数株主利益	909	368	541
Net income	当期純利益	60,852	57,706	3,146

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

3. Consolidated Statements of Capital Surpous and Retained Earnings*(Unaudited)*
3．連結剰余金計算書

For the year ended

(Millions of yen)

		March 31,2006(A)	March 31,2005(B)	Increase/(Decrease) (A)-(B)
Capital surplus	（資本剰余金の部）			
Balance of capital surplus at beginning of term	資本剰余金期首残高	176,482	149,839	26,643
Increase	資本剰余金増加高	316	26,642	(26,326)
Issuance of common stock due to capital increase	増資による新株の発行	316	74	242
Gains on sales of treasury stock	自己株式処分差益	0	2	(2)
Conversion of CB which issued under the previous commercial low in Japan	旧商法に基づき発行された転換社債の転換による増加高	—	26,564	(26,564)
Balance of capital surplus at end of term	資本剰余金期末残高	176,798	176,482	316
Retained earnings	（利益剰余金の部）			
Balance of retained earnings at beginning of term	利益剰余金期首残高	170,107	154,132	15,975
Increase	利益剰余金増加高	60,852	57,947	2,905
Net income	当期純利益	60,852	57,706	3,146
Increase due to transfer of land revaluation excess	土地再評価差額金の取崩による増加高	—	241	(241)
Decrease	利益剰余金減少高	41,037	41,972	(935)
Dividends	配当金	11,994	7,130	4,864
Bonus for directors and corporate auditors	役員賞与	49	—	49
Retirement of treasury stock	自己株式消却額	28,525	34,842	(6,317)
Decrease due to transfer of land revaluation excess	土地再評価差額金の取崩による減少高	467	—	467
Balance of retained earnings at end of term	利益剰余金期末残高	189,923	170,107	19,816

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

4. Consolidated Statements of Cash Flows*(Unaudited)*

4．連結キャッシュ・フロー計算書

For the year ended
(Millions of yen)

		March 31,2006(A)	March 31,2005(B)	Increase/(Decrease) (A)-(B)
1. Operating activities	Ⅰ．営業活動によるキャッシュ・フロー			
Income before income taxes and minority interests	税金等調整前当期純利益	107,148	99,775	7,373
Depreciation	減価償却費	8,745	8,708	37
Impairment Losses	減損損失	105	—	105
Amortization of (negative) goodwill	連結調整勘定償却額	234	110	124
Equity in earnings of associated companies	持分法による投資損益(△)	(548)	(491)	(57)
Increase (Decrease) in allowance for possible loan losses	貸倒引当金の増加額	(12,618)	(9,446)	(3,172)
Increase (Decrease) in liability for employee's retirement benefits	退職給付引当金の増加額	14	12	2
Interest income	資金運用収益	(173,324)	(174,385)	1,061
Interest expenses	資金調達費用	6,865	5,941	924
Losses (gains) on sales, write-down and redemption of securities-net	有価証券関係損益(△)	7,098	(7,420)	14,518
Foreign exchange losses-net (gains)	為替差損益(△)	(3,404)	(1,361)	(2,043)
Losses (Gains) on disposal of premises and equipment-net	動産不動産処分損益(△)	398	1,215	(817)
Net decrease(increase) in trading assets	特定取引資産の純増(△)減	22,538	70,205	(47,667)
Net increase (decrease) in trading liabilities	特定取引負債の純増減(△)	2,958	(452)	3,410
Net decrease (increase) in loans	貸出金の純増(△)減	(335,244)	156,784	(492,028)
Net increase(decrease) in deposits	預金の純増減(△)	151,301	131,135	20,166
Net increase(decrease) in negotiable certificates of deposit	譲渡性預金の純増減(△)	1,800	(8,198)	9,998
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	借用金(劣後特約付借入金を除く)の純増減(△)	(1,079)	(30,565)	29,486
Net decrease (increase) in due from bank (excluding deposits at BOJ)	預け金(日銀預け金を除く)の純増(△)減	(26,858)	(12,827)	(14,031)
Net decrease (increase) in call loans and others	コールローン等の純増(△)減	(39,958)	(109,981)	70,023
Net increase (decrease) in call money and others	コールマネー等の純増減(△)	(167,892)	167,278	(335,170)
Net decrease(increase) in foreign exchanges (assets)	外国為替(資産)の純増(△)減	937	1,818	(881)
Net increase(decrease) in foreign exchanges (liabilities)	外国為替(負債)の純増減(△)	39	(45)	84
Interest income (cash basis)	資金運用による収入	175,141	184,224	(9,083)
Interest expenses (cash basis)	資金調達による支出	(7,448)	(5,592)	(1,856)
Other-net	その他	(27,959)	(201,233)	173,274
Subtotal	小計	(311,010)	265,207	(576,217)
Income tax paid	法人税等の支払額	(18,579)	(6,448)	(12,131)
Net cash provided by (used in) operating activities	営業活動によるキャッシュ・フロー	(329,590)	258,759	(588,349)
2. Investing activities	Ⅱ．投資活動によるキャッシュ・フロー			
Purchases of securities	有価証券の取得による支出	(1,140,998)	(1,334,471)	193,473
Proceeds from sales of securities	有価証券の売却による収入	504,857	878,877	(374,020)
Proceeds from maturities of securities	有価証券の償還による収入	694,997	310,919	384,078
Purchases of premises expenditures for premises and equipment	動産不動産の取得による支出	(4,864)	(4,638)	(226)
Proceeds from sales of premises and equipment	動産不動産の売却による収入	1,684	1,740	(56)
Net cash provided by investing activities	投資活動によるキャッシュ・フロー	55,675	(147,572)	203,247
3. Financing activities	Ⅲ．財務活動によるキャッシュ・フロー			
Repayments of subordinated loans	劣後特約付借入金の返済による支出	(15,000)	(50,000)	35,000
Repayments of subordinated bonds and bonds with warrants	劣後特約付社債・新株予約権付社債の償還による支出	(21,000)	(47)	(20,953)
Issuance of common stock	株式の発行による収入	632	149	483
Proceeds from minority stockholders	少数株主からの払込みによる収入	40,000	—	40,000
Dividends paid	配当金支払額	(11,994)	(7,130)	(4,864)
Dividends paid to minority interests minority stockholders	少数株主への配当金支払額	(5)	(4)	(1)
Purchases of treasury stock	自己株式の取得による支出	(6,189)	(57,273)	51,084
Proceeds from sales of treasury stock	自己株式の売却による収入	8	15	(7)
Net cash provided by (used in) financing activities	財務活動によるキャッシュ・フロー	(13,547)	(114,290)	100,743
4. Foreign currency translation adjustments on cash and cash equivalents	Ⅳ．現金及び現金同等物に係る換算差額	(34)	(8)	(26)
5. Net increase (decrease) in cash and cash equivalents	Ⅴ．現金及び現金同等物の増加額	(287,497)	(3,111)	(284,386)
6. Cash and cash equivalents at beginning of term	Ⅵ．現金及び現金同等物の期首残高	543,900	547,011	(3,111)
7. Cash and cash equivalents at end of term	Ⅶ．現金及び現金同等物の期末残高	256,402	543,900	(287,498)

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

C. NON-CONSOLIDATED FINANCIAL INFORMATION
C．単体決算情報

1． Non-Consolidated Balance Sheet *(Unaudited)*
1．第145期末貸借対照表

As of March 31,2006
(Millions of yen)

ASSETS:	（資産の部）		LIABILITIES:	（負債の部）	
Cash and due from banks	現金預け金	305,842	Deposits	預金	9,435,603
Bills bought	買入手形	19,900	Negotiable CDs	譲渡性預金	41,661
Monetary claims bought	買入金銭債権	304,277	Call money	コールマネー	293
Trading assets	特定取引資産	28,386	Trading liabilities	特定取引負債	5,124
Securities	有価証券	1,362,042	Borrowed money	借用金	58,359
Loans and bills discounted	貸出金	8,124,729	Foreign exchange liabilities	外国為替	99
Foreign exchange assets	外国為替	5,324	Bonds and notes	社債	65,000
Other assets	その他資産	171,488	Other liabilities	その他負債	92,807
Premises and equipment	動産不動産	142,401	Deferred tax liabilities	繰延税金負債	7,478
Customers' liabilities for acceptances and guarantees	支払承諾見返	126,502	Deferred tax liabilities for land revaluation surplus	再評価に係る繰延税金負債	22,736
Allowance for possible loan losses	貸倒引当金	(54,686)	Acceptances and guarantees	支払承諾	126,502
			Total Liabilities	負債の部合計	9,855,664
			STOCKHOLDERS' EQUITY:	（資本の部）	
			Capital stock	資本金	215,179
			Capital surplus	資本剰余金	176,798
			Additional paid-in capital	資本準備金	176,795
			Other capital surplus	その他資本剰余金	3
			Profits on disposition of treasury stocks	自己株式処分差益	3
			Retained earnings	利益剰余金	190,492
			Legal reserve	利益準備金	38,383
			Appropriated retained earnings	任意積立金	91,691
			Unappropriated retained earnings at end	当期未処分利益	60,417
			Net income	当期純利益	60,255
			Land revaluation surplus	土地再評価差額金	32,516
			Net unrealized gains on available-for-sale securities	その他有価証券評価差額金	66,030
			Treasury stock	自己株式	(471)
			Total Stockholders' Equity	資本の部合計	680,544
Total Assets	資産の部合計	10,536,209	Total Liabilities and Stockholders' Equity	負債及び資本の部合計	10,536,209

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Non-Consolidated Statement of Income *(Unaudited)*
2. 第145期損益計算書

For the year ended March 31,2006
(Millions of yen)

Ordinary income :	経常収益	240,192
Interest income	資金運用収益	173,130
Interest on loans and discounts	（うち貸出金利息）	150,897
Interest and dividends on securities	（うち有価証券利息配当金）	15,981
Fees and commissions	役務取引等収益	48,447
Trading profits	特定取引収益	385
Other operating income	その他業務収益	13,742
Other income	その他経常収益	4,485
Ordinary expenses :	経常費用	139,025
Interest expenses	資金調達費用	6,875
Interest on deposits	（うち預金利息）	4,222
Fees and commissions	役務取引等費用	11,128
Other operating expenses	その他業務費用	8,924
General and administrative expenses	営業経費	89,068
Other expenses	その他経常費用	23,028
Ordinary profit	経常利益	101,166
Special gains	特別利益	3,795
Special losses	特別損失	557
Net income before income taxes	税引前当期純利益	104,404
Income taxes-current	法人税、住民税及び事業税	21,578
Income taxes-deferred	法人税等調整額	22,570
Net income	当期純利益	60,255
Unappropriated retained earnings at beginning of term	前期繰越利益	29,155
Reversal of land revaluation excess	土地再評価差額金取崩額	(467)
Retirement of treasury stock	自己株式消却額	28,525
Unappropriated retained earnings at end of term	当期未処分利益	60,417

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

3. Non-Consolidated Appropriation of Retained Earnings (Unaudited)

3. 第145期利益処分計算書案

For the year ended March 31,2006

(yen)

Appropriation of unappropriated retained earnings:	（当期未処分利益の処分）	
Unappropriated retained earnings at end of term	当期未処分利益	60,417,317,923
Transfer from appropriated retained earnings	任意積立金取崩額	455,620,310
Transfer from revaluation reserve for premises and equipment	動産不動産圧縮積立金取崩額	455,620,310
Subtotal	計	60,872,938,233
Appropriations:	利益処分額	40,692,342,143
Transfer to Legal reserve	利益準備金	421,000
Dividends on common stock	普通株式配当金	
¥9.00 per share	１株につき 9円00銭	12,643,021,143
Of which, ordinary dividend(¥7.00per share)	うち普通配当金 7円00銭	
Of which, special divident(¥2.00per share)	特別配当金 2円00銭	
Bonus for directors and corporate auditors	役員賞与金	48,900,000
Bonus for directors	取締役賞与金	37,000,000
Bonus for corporate auditors	監査役賞与金	11,900,000
Transfer to appropriated retained earnings	任意積立金	28,000,000,000
Appropriation for other reserves	別途積立金	28,000,000,000
Unappropriated retained earnings to be carried forward	次期繰越利益	20,180,596,090
Appropriation of other capital surplus:	（その他資本剰余金の処分）	
Other capital surplus	その他資本剰余金	3,268,859
Other capital surplus carried forward to next year	その他資本剰余金次期繰越高	3,268,859

4. Comparison of Non-Consolidated Balance Sheets *(Unaudited)*

4．比較貸借対照表(主要内訳)

(Millions of yen)

		As of March 31,2006(A)	As of March 31,2005(B)	Increase/(Decrease) (A)-(B)
ASSETS:	(資産の部)			
Cash and due from banks	現金預け金	305,842	566,482	(260,640)
Call loans	コールローン	—	86,959	(86,959)
Bill bought	買入手形	19,900	—	19,900
Commercial paper and other debts purchased	買入金銭債権	304,277	200,976	103,301
Trading assets	特定取引資産	28,386	50,925	(22,539)
Securities	有価証券	1,362,042	1,431,209	(69,167)
Loans and bills discounted	貸出金	8,124,729	7,792,435	332,294
Foreign exchange assets	外国為替	5,324	6,261	(937)
Other assets	その他資産	171,488	89,293	82,195
Premises and equipment	動産不動産	142,401	144,620	(2,219)
Deferred tax assets	繰延税金資産	—	42,507	(42,507)
Customers' liabilities for acceptances and guarantees	支払承諾見返	126,502	138,809	(12,307)
Allowance for possible loan losses	貸倒引当金	(54,686)	(66,872)	12,186
Total Assets	資産の部合計	10,536,209	10,483,610	52,599
LIABILITIES:	(負債の部)			
Deposits	預金	9,435,603	9,286,512	149,091
Negotiable CDs	譲渡性預金	41,661	39,861	1,800
Call money	コールマネー	293	386	(93)
Bills sold	売渡手形	—	167,800	(167,800)
Trading liabilities	特定取引負債	5,124	2,165	2,959
Borrowed money	借用金	58,359	34,439	23,920
Foreign exchange liabilities	外国為替	99	60	39
Bonds and notes	社債	65,000	85,000	(20,000)
Other liabilities	その他負債	92,807	107,927	(15,120)
Deferred tax liabilities	繰延税金負債	7,478	—	7,478
Deferred tax liabilities for land revaluation surplus	再評価に係る繰延税金負債	22,736	22,773	(37)
Acceptances and guarantees	支払承諾	126,502	138,809	(12,307)
Total liabilities	負債の部合計	9,855,664	9,885,735	(30,071)
STOCKHOLDERS' EQUITY:	(資本の部)			
Capital stock	資本金	215,179	214,862	317
Capital surplus	資本剰余金	176,798	176,482	316
Additional paid-in capital	資本準備金	176,795	176,479	316
Other capital surplus	その他資本剰余金	3	2	1
Retained earnings	利益剰余金	190,492	171,273	19,219
Legal reserve	利益準備金	38,383	37,364	1,019
Appropriated retained earnings	任意積立金	91,691	66,520	25,171
Unappropriated retained earnings at end of term	当期未処分利益	60,417	67,388	(6,971)
Land revaluation surplus	土地再評価差額金	32,516	32,048	468
Net unrealized gains on available-for-sale securities	その他有価証券評価差額金	66,030	26,024	40,006
Treasury stock	自己株式	(471)	(22,815)	22,344
Total Stockholders' Equity	資本の部合計	680,544	597,875	82,669
Total Liabilities and Stockholders' Equity	負債及び資本の部合計	10,536,209	10,483,610	52,599

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

5. Comparison of Non-Consolidated Statements of Income *(Unaudited)*
5. 比較損益計算書(主要内訳)

For the year ended

(Millions of yen)

		March 31,2006(A)	March 31,2005(B)	Increase/(Decrease) (A)-(B)
Ordinary income :	経常収益	240,192	253,791	(13,599)
Interest income:	資金運用収益	173,130	174,120	(990)
Interest on loans and discounts	(うち貸出金利息)	150,897	154,979	(4,082)
Interest and dividends on securities	(うち有価証券利息配当金)	15,981	16,272	(291)
Fees and commissions	役務取引等収益	48,447	43,495	4,952
Trading profits	特定取引収益	385	924	(539)
Other operating income	その他業務収益	13,742	19,039	(5,297)
Other income	その他経常収益	4,485	16,212	(11,727)
Ordinary expenses :	経常費用	139,025	157,573	(18,548)
Interest expenses:	資金調達費用	6,875	5,943	932
Interest on deposits	(うち預金利息)	4,222	2,361	1,861
Fees and commissions	役務取引等費用	11,128	11,870	(742)
Trading losses	特定取引費用	−	143	(143)
Other operating expenses	その他業務費用	8,924	12,331	(3,407)
General and administrative expenses	営業経費	89,068	85,638	3,430
Other expenses	その他経常費用	23,028	41,646	(18,618)
Ordinary profit	経常利益	101,166	96,218	4,948
Special gains	特別利益	3,795	3,442	353
Special losses	特別損失	557	1,397	(840)
Net income before income taxes	税引前当期純利益	104,404	98,263	6,141
Income taxes-current	法人税、住民税及び事業税	21,578	12,503	9,075
Income taxes-deferred	法人税等調整額	22,570	28,224	(5,654)
Net income	当期純利益	60,255	57,536	2,719
Unappropriated retained earnings at beginning of term	前期繰越利益	29,155	44,453	(15,298)
Reversal of land revaluation excess	土地再評価差額金取崩額	(467)	241	(708)
Retirement of treasury stock	自己株式消却額	28,525	34,842	(6,317)
Unappropriated retained earnings at end of term	当期未処分利益	60,417	67,388	(6,971)

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

６. Comparison of Non-Consolidated Appropriation of Retained Earnings *(Unaudited)*

６. 比較利益処分計算書案

For the year ended

(Millions of yen)

		As of March 31,2006(A)	As of March 31,2005(B)	Increase/(Decrease) (A)-(B)
Appropriation of unappropriated retained earnings:	（当期未処分利益の処分）			
Unappropriated retained earnings at end of term	当期未処分利益	60,417	67,388	(6,971)
Transfer from appropriated retained earnings	任意積立金取崩額	455	109	346
Transfer from revaluation reserve for premises and equipment	動産不動産圧縮積立金取崩額	455	109	346
Subtotal	計	60,872	67,498	(6,626)
Appropriations:	利益処分額	40,692	38,343	2,349
Transfer to legal reserve	利益準備金	0	1,018	(1,018)
Dividends on common stock	普通株式配当金	12,643	11,994	649
Bonus for directors and corporate auditors	役員賞与金	48	49	(1)
Bonus for directors	取締役賞与金	37	37	(0)
Bonus for corporate auditors	監査役賞与金	11	11	0
Transfer to appropriated retained earnings	任意積立金	28,000	25,281	2,719
Revaluation reserve for premises and equipment	動産不動産圧縮積立金	—	281	(281)
Appropriation for other reserves	別途積立金	28,000	25000	3,000
Unappropriated retained earnings to be carried forward	次期繰越利益	20,180	29,155	(8,975)
Appropriation of other capital surplus:	（その他資本剰余金の処分）			
Other capital surplus	その他資本剰余金	3	2	1
Other capital surplus carried forward to next year	その他資本剰余金次期繰越高	3	2	1

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

Breakdown of Dividend per Share １株当たり配当金の内訳

		As of March 31,2006			As of March 31,2005		
		For the year ended March 31,2006	For six months ended September 30,2005	March 31,2006	For the year ended March 31,2005	For six months ended September 30,2004	March 31,2005
Common stock	普　通　株　式	¥9.00	—	¥9.00	¥8.50	—	¥8.50
Of which, ordinary dividend	普通配当金	¥7.00	—	¥7.00	¥7.00	—	¥7.00
Of which,special dividend	特別配当金	¥2.00	—	¥2.00	¥1.50	—	¥1.50

D. SUMMARY OF FINANCIAL RESULTS
D. 平成18年度決算の概況

1.Profit and Loss 【Non-Consolidated】 / 1.損益状況【単体】

For the year ended (Millions of yen)

			March 31,2006(A)	(A)-(B)	March 31,2005(B)
Gross operating income	業務粗利益		208,778	1,488	207,290
Excluding gains (losses) on government bonds and other securities	(除く国債等債券損益(5勘定尻))		216,185	(1,378)	217,563
Gross operating income from domestic operations	国内業務粗利益		204,932	2,441	202,491
Excluding gains (losses) on government bonds and other securities	(除く国債等債券損益(5勘定尻))		212,248	(71)	212,319
Interest income	資金利益		164,388	(1,301)	165,689
Fees and commissions	役務取引等利益		36,900	5,703	31,197
Trading profits	特定取引利益		257	(667)	924
Other operating income	その他業務利益		3,385	(1,295)	4,680
(Of which, from gains or losses on government bonds and other bonds)	(うち国債等債券損益)		(7,316)	2,511	(9,827)
Gross operating income from international operations	国際業務粗利益		3,845	(954)	4,799
Excluding gains (losses) on government bonds and other securities	(除く国債等債券損益(5勘定尻))		3,937	(1,307)	5,244
Interest income	資金利益		1,866	(621)	2,487
Fees and commissions	役務取引等利益		419	(8)	427
Trading profits	特定取引利益		127	270	(143)
Other operating income	その他業務利益		1,432	(595)	2,027
(Of which, from gains (losses) on government bonds and other securities)	(うち国債等債券損益)		(91)	353	(444)
Expenses (excluding extraordinary adjustments)	経費(除く臨時処理分)	(△)	86,279	1,108	85,171
Personnel	人件費	(△)	30,015	488	29,527
Facilities	物件費	(△)	49,951	628	49,323
Taxes	税金	(△)	6,312	(8)	6,320
Net business profit (before transfer to general allowance for possible loan losses)	業務純益(一般貸倒引当金繰入前)		122,498	380	122,118
Excluding gains (losses) on government bonds and other securities	(除く国債等債券損益(5勘定尻))		129,905	(2,486)	132,391
① Transfer to general allowance for possible loan losses	①一般貸倒引当金繰入	(△)	(2,239)	2,401	(4,640)
Net business profit	業務純益		124,738	(2,021)	126,759
(Of which, from gains (losses) on government bonds and other securities)	(うち国債等債券損益(5勘定尻))		(7,407)	2,865	(10,272)
Unusual profits and losses	臨時損益		(23,571)	6,969	(30,540)
② Disposal of bad debts	②不良債権処理額	(△)	22,085	(20,387)	42,472
Direct charge-off of loans	貸出金償却	(△)	16,873	1,744	15,129
Transfer to specific allowance for loan losses	個別貸倒引当金繰入額	(△)	4,108	(19,216)	23,324
Losses on sales of non-performing loans	延滞債権等売却損	(△)	1,068	(2,950)	4,018
Others	その他	(△)	34	34	−
(Credit costs ①+②)	(与信費用①+②)		19,845	(17,987)	37,832
Gains and losses on securities	株式等関係損益		(219)	(13,475)	13,256
Gains on sales of securities	株式等売却益		666	(12,851)	13,517
Losses on sales of securities	株式等売却損	(△)	195	130	65
Losses on devaluation of securities	株式等償却	(△)	691	496	195
Other unusual profits	その他の臨時損益		(1,266)	58	(1,324)
Ordinary profit	経常利益		101,166	4,948	96,218
Special gains and losses	特別損益		3,237	1,193	2,044
Gains and losses on disposition of premises and equipment	動産不動産処分損益		(398)	817	(1,215)
Gains on disposition of premises and equipment	動産不動産処分益		54	(128)	182
Losses on disposition of premises and equipment	動産不動産処分損	(△)	452	(945)	1,397
Loss on impairment of fixed assets	減損損失	(△)	105	105	−
Recovery of claims previously charged-off	償却債権取立益		3,741	698	3,043
Others	その他		−	(216)	216
Net income before income taxes	税引前当期純利益		104,404	6,141	98,263
Income taxes-current	法人税、住民税及び事業税	(△)	21,578	9,075	12,503
Income taxes-deferred	法人税等調整額	(△)	22,570	(5,654)	28,224
Net income	当期純利益		60,255	2,719	57,536

Real credit costs (including recovery of claims previously charged-off)	実質与信費用(償却債権取立益含む)	16,104	(18,684)	34,788

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

【Consolidated】 【連結】

For the year ended (Millions of yen)

			March 31,2006(A)	(A)-(B)	March 31,2005(B)
Consolidated gross operating income	連結粗利益		216,117	1,423	214,694
Interest income	資金利益		166,459	(1,985)	168,444
Fees and commissions	役務取引等利益		43,725	5,955	37,770
Trading profits	特定取引利益		385	(395)	780
Other operating income	その他業務利益		5,547	(2,152)	7,699
Operating expenses	営業経費	(△)	90,791	3,501	87,290
Credit costs	与信費用	(△)	24,552	(20,776)	45,328
Direct charge-off of loans	貸出金償却	(△)	20,394	846	19,548
Transfer to specific allowance for loan losses	個別貸倒引当金繰入額	(△)	4,610	(19,863)	24,473
Transfer to allowance for possible loan losses	一般貸倒引当金繰入額	(△)	(1,663)	2,285	(3,948)
Others	その他	(△)	1,211	(4,044)	5,255
Gains or losses on	株式等関係損益		368	(14,787)	15,155
Equity in earnings of associated companies	持分法による投資損益		548	57	491
Others	その他		1,078	2,317	(1,239)
Ordinary profit	経常利益		102,769	6,287	96,482
Special gains and losses	特別損益		4,379	1,087	3,292
Net income before income taxes and minority interests	税金等調整前当期純利益		107,148	7,373	99,775
Income taxes-current	法人税、住民税及び事業税	(△)	22,246	8,383	13,863
Income taxes-deferred	法人税等調整額	(△)	23,140	(4,695)	27,835
Minority interests in net income	少数株主利益	(△)	909	541	368
Net income	当期純利益		60,852	3,146	57,706

Real credit costs (including recovery of claims previously charged-off)	実質与信費用（償却債権取立益含む）	19,670	(21,367)	41,037

（注）連結粗利益＝（資金運用収益－資金調達費用）＋（役務取引等収益－役務取引等費用）
＋(特定取引収益－特定取引費用)＋(その他業務収益－その他業務費用)

Note: Consolidated Gross Operating Income =(Interest income － Interest expenses)＋(Fees and commissions income － Fees and commissions expenses)＋(Trading profits － Trading losses) ＋(Other operating income － Other operating expenses)

(Reference) (参考)

For the year ended (Millions of Yen)

		March 31,2006(A)	(A)-(B)	March 31,2005(B)
Consolidated net business profit	連結業務純益	124,719	2,644	122,075

(注)連結業務純益＝単体業務純益（一般貸倒引当金繰入前）＋子会社経常利益
＋関連会社経常利益×持分割合—内部取引（配当等）

Note: Consolidated Net Business Profit = Non-Consolidated Net Business Profit (before transfer to general allowance for possible loan losses)+ Ordinary profit of consolidated subsidiaries + Ordinary profit of equity-method affiliates ×share of stockholders equity －internal trade (dividend, etc)

(Number of Consolidated Subsidiaries) (連結対象会社数)

(Number of companies)

		March 31,2006(A)	(A)-(B)	March 31,2005(B)
Number of consolidated subsidiaries	連結子会社数	11	1	10
Number of companies accounted for by the equity method	持分法適用会社数	1	0	1

2.Average Balance of Use and Source of Funds (Domestics)

２．資金平残 (国内業務部門)

【Non-Consolidated】 【単体】

For the year ended (Billions of yen)

		March 31,2006(A)	(A)-(B)	March 31,2005(B)	(B)-(C)	March 31,2004(C)
Interest-earning assets	資金運用勘定	9,377.7	307.8	9,069.9	8.6	9,061.3
Loans and bills discounted	貸出金	7,870.6	230.6	7,640.0	28.8	7,611.2
Loans to individuals	個人貸出	3,288.3	99.7	3,188.6	193.1	2,995.5
Securities	有価証券	1,140.0	(101.4)	1,241.4	(77.6)	1,319.0
Bonds	債券	980.0	(101.5)	1,081.5	(40.8)	1,122.3
Stocks	株式	159.9	0.0	159.9	(36.7)	196.6
Interest-bearing liabilities	資金調達勘定	9,263.5	208.3	9,055.2	(37.0)	9,092.2
Deposits	預金	8,960.9	197.9	8,763.0	54.2	8,708.8
Deposit from individuals	個人預金	6,981.0	170.3	6,810.7	73.5	6,737.2
External liabilities	外部負債	113.8	5.7	108.1	(63.4)	171.5

(Reference) Includes international operation (参考) 全店ベース

For the year ended (Billions of yen)

		March 31,2006(A)	(A)-(B)	March 31,2005(B)	(B)-(C)	March 31,2004(C)
Interest-earning assets	資金運用勘定	9,527.2	319.9	9,207.3	5.9	9,201.4
Loans and bills discounted	貸出金	7,882.3	233.4	7,648.9	25.3	7,623.6
Securities	有価証券	1,196.4	(101.0)	1,297.4	(107.9)	1,405.3
Interest-bearing liabilities	資金調達勘定	9,381.5	219.5	9,162.0	(39.7)	9,201.7
Deposits	預金	9,077.1	206.9	8,870.2	53.4	8,816.8
External liabilities	外部負債	115.5	6.0	109.5	(63.4)	172.9

3.Interest Margins (Domestics)

３．利回・利鞘 (国内業務部門)

【Non-Consolidated】 【単体】

For the year ended (%)

		March 31,2006(A)	(A)-(B)	March 31,2005(B)	(B)-(C)	March 31,2004(C)
Yield on interest-earning assets (A)	資金運用利回 A	1.78	(0.10)	1.88	(0.01)	1.89
Loans and bills discounted	貸出金利回	1.91	(0.11)	2.02	(0.07)	2.09
Securities	有価証券利回	1.24	0.06	1.18	0.25	0.93
Yield on interest-bearing liabilities (B)	資金調達利回 B	0.03	(0.02)	0.05	(0.04)	0.09
Deposits and NCD	預金利回	0.01	0.00	0.01	(0.01)	0.02
External liabilities	外部負債利回	0.54	(0.68)	1.22	(0.80)	2.02
Expenses ratio	経費率	0.91	(0.01)	0.92	(0.02)	0.94
Total funding cost (C)	資金調達原価 C	0.93	(0.03)	0.96	(0.04)	1.00
Yield spread (A)-(B)	資金運用調達利回差 A－B	1.75	(0.08)	1.83	0.03	1.80
Interest margin between loans and deposits	預貸金利鞘	0.98	(0.10)	1.08	(0.05)	1.13
Net interest margin (A)-(C)	総資金利鞘 A－C	0.85	(0.07)	0.92	0.03	0.89

(Reference) Includes international operation (参考) 全店ベース

For the year ended (%)

		March 31,2006(A)	(A)-(B)	March 31,2005(B)	(B)-(C)	March 31,2004(C)
Yield on interest-bearing assets	資金運用利回	1.81	(0.08)	1.89	(0.02)	1.91
Loans and bills discounted	貸出金利回	1.91	(0.11)	2.02	(0.07)	2.09
Securities	有価証券利回	1.33	0.08	1.25	0.22	1.03
Yield on interest-bearing liabilities	資金調達利回	0.07	0.01	0.06	(0.03)	0.09
Deposits and NCD	預金利回	0.04	0.02	0.02	0.00	0.02
External liabilities	外部負債利回	0.57	(0.65)	1.22	(0.79)	2.01
Total funding cost	資金調達原価	0.98	0.00	0.98	(0.04)	1.02
Net interest margin	総資金利鞘	0.83	(0.08)	0.91	0.02	0.89

4.Fees and Commissions (Domestics) 4．役務取引等利益（国内業務部門）

【Non-Consolidated】【単体】

For the year ended (Millions of yen)

		March 31,2006(A)	(A)-(B)	March 31,2005(B)	(B)-(C)	March 31,2004(C)
Fees and commissions-income	役務取引等収益	47,798	4,978	42,820	2,793	40,027
Deposits and Loans	預金・貸出業務	19,889	2,172	17,717	1,884	15,833
ATM	ＡＴＭ関連手数料	4,625	2	4,623	131	4,492
Account transfer	口座振替	4,385	145	4,240	378	3,862
Syndicated Loan	シ・ローン関連	4,207	1,833	2,374	1,350	1,024
Remittance	為替業務	11,057	(14)	11,071	(190)	11,261
Securities	証券関連業務	6,064	152	5,912	250	5,662
Investment trusts	投資信託収益	4,509	810	3,699	385	3,314
Agency business	代理業務	1,879	(97)	1,976	(444)	2,420
Safekeeping/safe deposit boxes	保護預り・貸金庫業務	1,865	(136)	2,001	95	1,906
Guarantee business	保証業務	1,095	229	866	410	456
Others	その他	5,946	2,673	3,273	786	2,487
Annuity insurance	年金保険関連	5,131	2,706	2,425	873	1,552
Fees and commissions-expenses	役務取引等費用	10,898	(724)	11,622	380	11,242
Fees and commissions-net	役務取引等利益	36,900	5,703	31,197	2,412	28,785

5.Gains and Losses on Investment Securities 5．有価証券関係損益

①Gains and Losses on Bonds (Government Bond, etc) ①国債等債券関係損益

【Non-Consolidated】【単体】

For the year ended (Millions of yen)

		March 31,2006(A)	(A)-(B)	March 31,2005(B)	(B)-(C)	March 31,2004(C)
Gains (losses) on government bonds and other securities	国債等債券損益（５勘定尻）	(7,407)	2,865	(10,272)	444	(10,716)
Gains on sales	売却益	1,500	(549)	2,049	(714)	2,763
Gains on redemption	償還益	16	8	8	(48)	56
Losses on sales	売却損	5,354	(977)	6,331	(3,556)	9,887
Losses on redemption	償還損	3,483	(2,317)	5,800	2,159	3,641
Losses on devaluation	償却	86	(113)	199	193	6

②Gains and Losses on Stocks ②株式等損益

【Non-Consolidated】【単体】

For the year ended (Millions of yen)

		March 31,2006(A)	(A)-(B)	March 31,2005(B)	(B)-(C)	March 31,2004(C)
Gains (losses) on stocks and other securities	株式等損益（３勘定尻）	(219)	(13,475)	13,256	12,712	544
Gains on sales	売却益	666	(12,851)	13,517	6,579	6,938
Losses on sales	売却損	195	130	65	(6,212)	6,277
Losses on devaluation	償却	691	496	195	79	116

(Reference) Outright Sales of Stocks （参考）株式の売切状況（取得原価ベース）

For the year ended (Millions of yen)

		March 31,2006	March 31,2005	March 31,2004
Outright sales	株式売切額	2,757	11,619	63,820
Balance as of end of (interim) term	期末株式残高	168,343	155,166	165,628

6.Gains and Losses on Valuation of Marketable Securities　６．有価証券の評価損益

①Valuation Standards of Investment Securities　①有価証券の評価基準

Trading securities	売買目的有価証券	Market Value Method(Valuation differences are appropriated to profits and losses)	時価法（評価差額を損益処理）
Held-to-maturity securities	満期保有目的の債券	Amortized Cost Method	償却原価法
Available-for-sale securities	その他有価証券	Market Value Method (Valuation differences are directly transferred to stockholders' equity, net of income tax)	時価法（評価差額を全部資本直入）
Subsidiary and affiliate stock	子会社株式及び関連会社株式	Cost Method	原価法

②Gains and Losses on Valuation　②評価損益

【Non-Consolidated】　**【単体】**　(Millions of yen)

		As of March 31,2006				As of March 31, 2005		
		Net(A)	(A)-(B)	Unrealized gains	Unrealized losses	Net(B)	Unrealized gains	Unrealized losses
Held-to-maturity	満期保有目的	(1,109)	(1,349)	28	1,138	240	290	49
Available-for-sale	その他有価証券	111,217	67,383	128,495	17,278	43,834	52,544	8,710
Equity securities	株式	122,851	80,342	126,821	3,969	42,509	50,071	7,562
Debt securities	債券	(8,600)	(9,995)	186	8,787	1,395	1,803	407
Others securities	その他	(3,033)	(2,963)	1,487	4,521	(70)	669	740
Total	合計	110,107	66,032	128,524	18,416	44,075	52,835	8,760
Equity securities	株式	122,851	80,342	126,821	3,969	42,509	50,071	7,562
Debt securities	債券	(9,710)	(11,345)	215	9,925	1,635	2,093	457
Others securities	その他	(3,033)	(2,963)	1,487	4,521	(70)	669	740

（注）「その他有価証券」については、時価評価しておりますので、上記の表上は貸借対照表価額と取得価額との差額を計上しております。

Note: Since Available-for-sale securities are stated at market value, the differences between balance sheet amount and cost of purchase are presented in the above table.

【Consolidated】　**【連結】**　(Millions of yen)

		As of March 31,2006				As of March 31, 2005		
		Net(A)	(A)-(B)	Unrealized gains	Unrealized losses	Net(B)	Unrealized gains	Unrealized losses
Held-to-maturity	満期保有目的	(1,109)	(1,349)	28	1,138	240	290	49
Available-for-sale	その他有価証券	111,723	67,655	129,002	17,278	44,068	52,778	8,710
Equity securities	株式	123,357	80,614	127,327	3,969	42,743	50,305	7,562
Debt securities	債券	(8,600)	(9,995)	186	8,787	1,395	1,803	407
Others securities	その他	(3,033)	(2,963)	1,487	4,521	(70)	669	740
Total	合計	110,614	66,306	129,030	18,416	44,308	53,068	8,760
Equity securities	株式	123,357	80,614	127,327	3,969	42,743	50,305	7,562
Debt securities	債券	(9,710)	(11,345)	215	9,925	1,635	2,093	457
Others securities	その他	(3,033)	(2,963)	1,487	4,521	(70)	669	740

（注）「その他有価証券」については、時価評価しておりますので、上記の表上は連結貸借対照表価額と取得価額との差額を計上しております。

Note: Since Available-for-sale securities are stated at market value, the differences between consolidated balance sheet amount and cost of purchase are presented in the above table.

(Reference) The carrying calves of debt securities with specific matuoties by contractual maturitios for securities classified as available-for-sale and held-to-matunty.

（参考）その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

【Non-Consolidated】　**【単体】**　(Millions of yen)

		As of March 31, 2006				As of March 31, 2005			
		Within 1 year	1-5 years	5-10 years	Over 10 years	Within 1 year	1-5 years	5-10 years	Over 10 years
Bonds	債券	337,887	413,148	147,103	95,395	667,577	442,044	62,293	16,985
Japanese national govement bonds	国債	244,142	156,067	83,875	54,289	394,647	131,173	26,123	2,024
Japanese local govement bonds	地方債	28,486	13,409	30,233	6,997	89,457	53,675	12,131	6,997
Japanese corporate bonds	社債	65,257	243,671	32,994	34,109	183,473	257,195	24,038	7,963
Others	その他	13,425	55,588	590	304,300	8,715	70,588	573	160,075
Total	合計	351,313	468,737	147,694	399,696	676,293	512,632	62,867	177,060

【Consolidated】　**【連結】**　(Millions of yen)

		As of March 31, 2006				As of March 31, 2005			
		Within 1 year	1-5 years	5-10 years	Over 10 years	Within 1 year	1-5 years	5-10 years	Over 10 years
Bonds	債券	337,887	413,230	147,103	95,395	667,729	442,111	62,293	16,985
Japanese national govement bonds	国債	244,142	156,067	83,875	54,289	394,647	131,173	26,123	2,024
Japanese local govement bonds	地方債	28,486	13,409	30,233	6,997	89,457	53,675	12,131	6,997
Japanese corporate bonds	社債	65,257	243,753	32,994	34,109	183,624	257,263	24,038	7,963
Others	その他	13,425	55,588	590	304,571	8,715	70,588	573	160,075
Total	合計	351,313	468,818	147,694	399,967	676,445	512,700	62,867	177,060

7. Expenses and Employees　7．経営合理化の状況

①Expenses　①経費の推移

【Non-Consolidated】【単体】 For the year ended (Millions of yen)

		March 31,2006(A)	(A)-(B)	March 31,2005(B)	(B)-(C)	March 31,2004(C)
Personnel	人件費	30,015	488	29,527	(1,957)	31,484
Facilities	物件費	49,951	628	49,323	599	48,724
Taxes	税金	6,312	(8)	6,320	771	5,549
Expenses	経費	86,279	1,108	85,171	(587)	85,758

(Reference)　(参考) (%)

OHR	OHR	41.3	0.3	41.0	(1.1)	42.1

②Operating Expenses　②営業経費の内訳

【Non-Consolidated】【単体】 For the year ended (Millions of yen)

		March 31,2006(A)	(A)-(B)	March 31,2005(B)	(B)-(C)	March 31,2004(C)
Salaries and allowance	給料・手当	25,536	965	24,571	(977)	25,548
Retirement allowance cost	退職給付費用	3,558	1,990	1,568	(4,685)	6,253
Welfare	福利厚生費	285	(7)	292	(22)	314
Depreciation	減価償却費	8,732	37	8,695	1,129	7,566
Rent of premises and equipment	土地建物機械賃借料	5,375	(146)	5,521	(744)	6,265
Repairing expenses	営繕費	404	95	309	84	225
Stationery and supplies	消耗品費	1,191	(54)	1,245	53	1,192
Utilities	給水光熱費	1,275	(13)	1,288	(42)	1,330
Allowance for business trips	旅費	132	4	128	6	122
Communication expenses	通信費	1,063	(36)	1,099	13	1,086
Advertisement	広告宣伝費	786	155	631	(46)	677
Dues and membership, contribution, dinner and meeting	諸会費・寄付金・交際費	492	69	423	7	416
Taxes	租税公課	6,312	(8)	6,320	771	5,549
Others	その他	33,921	380	33,541	(174)	33,715
Operating expenses	営業経費	89,068	3,430	85,638	(4,626)	90,264

③Employees and Officers

【Non-Consolidated】

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Total employees	総人員	3,418	36	3,382	(49)	3,431
Actual employees	実働人員	2,899	73	2,826	(32)	2,858
Directors and auditors	役員	10	(2)	12	2	10
Executive officers	執行役員	9	0	9	2	7

④Branches　④店舗等の推移

《Domestic Branch》《国内店舗数の推移》

【Non-Consolidated】【単体】 (Number of branches)

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Full-banking branches	フルバンキング店舗	62	4	58	0	58
Functionally specialized outlets	機能特化店舗	131	1	130	0	130
Sub-branches	うち出張所	8	(14)	22	(4)	26
Total	店舗数	193	5	188	0	188
ATM locations	無人店舗数	368	13	355	10	345
Housing Loan Centers	住宅ローンセンター	28	2	26	(1)	27

《Overseas》《海外拠点数の推移》

【Non-Consolidated】【単体】 (Number of branches)

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Branches	支店	0	0	0	0	0
Sub-branches	出張所	0	0	0	0	0
Representative offices	駐在員事務所	4	0	4	0	4
Total	拠点数	4	0	4	0	4
Subsidiaries	現地法人	0	0	0	0	0

8. Net Business Profit 　　　**8．業務純益**

【Non-Consolidated】 　　　【単体】

For the year ended (Millions of yen)

		March 31,2006(A)	(A)-(B)	March 31,2005(B)	(B)-(C)	March 31,2004(C)
Net business profit (before transfer to general allowance for possible loan losses)	業務純益（一般貸引繰入前）	122,498	380	122,118	4,243	117,875
As per employee (in thousands of yen)	職員一人当たり（千円）	42,794	(175)	42,969	3,201	39,768
Net business profit	業務純益	124,738	(2,021)	126,759	1,571	125,188
As per employee (in thousands of yen)	職員一人当たり（千円）	43,576	(1,026)	44,602	2,366	42,236

（注）「職員一人当たり利益」において、職員数は実働人員（出向者を除くベース）の平残を使用して算出しております。
(Note) The amount of "as per employee" is calculated on the basis of the average of actual number of employees (excluding transferees).

9.Return on Equity 　　　**9．ROE**

【Non-Consolidated】 　　　【単体】

For the year ended (%)

		March 31,2006(A)	(A)-(B)	March 31,2005(B)	(B)-(C)	March 31,2004(C)
Net business profit (before transfer to general allowance for possible loan losses) per stockholders' equity (excluding preferred stock-net-treasury stock)	業務純益（一般貸引繰入前）ベース	19.16	(4.01)	23.17	(5.66)	28.83
Net income stockholders' equity (excluding preferred stock-net-treasury stock)	当期純利益ベース	9.42	(1.49)	10.91	(0.48)	11.39

10.Return on Assets 　　　**10．ROA**

【Non-Consolidated】 　　　【単体】

For the year ended (%)

		March 31,2006(A)	(A)-(B)	March 31,2005(B)	(B)-(C)	March 31,2004(C)
Net business profit (before transfer to general allowance for possible loan losses) per average total assets	業務純益（一般貸引繰入前）ベース	1.13	(0.11)	1.24	0.04	1.20
Net income per average total assets	当期純利益ベース	0.56	(0.02)	0.58	0.10	0.48

11. Retirement Allowance 　　　**11．退職給付関連**

①Projected benefit obligation 　　　**①退職給付債務残高**

【Non-Consolidated】 　　　【単体】

(Millions of yen)

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Projected benefit obligation	退職給付債務	74,249	1,340	72,909	4,931	67,978
(Discount rate)	（割引率）	2.0%	0.0%	2.0%	(0.5%)	2.5%
Fair value of plan assets	年金資産	79,169	15,234	63,935	2,073	61,862
Prepaid pension cost	前払年金費用	(28,545)	326	(28,871)	(2,493)	(26,378)
Unrecognized prior service cost	未認識過去勤務債務	–	766	(766)	3,068	(3,834)
Unrecognized actuarial loss	未認識数理計算上の差異	23,624	(14,987)	38,611	2,282	36,329
Reserve for employees' retirement benefit	退職給付引当金	–	–	–	–	–

【Consolidated】 　　　【連結】

(Millions of yen)

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Projected benefit obligation	退職給付債務	74,417	1,361	73,056	4,953	68,103

For the year ended

②Retirement Benefit Costs **②退職給付費用**

【Non-Consolidated】 **【単体】**

(Millions of yen)

		March 31,2006(A)	(A)-(B)	March 31,2005(B)	(B)-(C)	March 31,2004(C)
Retirement benefit costs	退職給付費用	3,558	2,207	1,351	(7,113)	8,464
Service cost	勤務費用	1,127	(57)	1,184	(125)	1,309
Interest cost	利息費用	1,458	(235)	1,693	(113)	1,806
Expected return on plan assets	期待運用収益	(1,871)	(111)	(1,760)	(390)	(1,370)
Amortization of prior service cost	過去勤務債務の費用処理額	(766)	2,301	(3,067)	(767)	(2,300)
Recognized actuarial loss	数理計算上の差異の費用処理額	3,194	348	2,846	(699)	3,545
Other retirement cost (Note)	その他（注）	416	(38)	454	(5,020)	5,474

(注) 16年3月期は、退職給付制度改定に伴う特別損失2,211百万円を含んでおります。

Note: The amount for the year ended March 31,2004 includes 2,211 million yen of extraordinary losses in accordance with revision in our retirement benefit scheme.

For the year ended

【Consolidated】 **【連結】**

(Millions of yen)

		March 31,2006(A)	(A)-(B)	March 31,2005(B)	(B)-(C)	March 31,2004(C)
Retirement benefit costs	退職給付費用	3,594	2,209	1,385	(7,125)	8,510

12. Deferred Tax Assets　１２．繰延税金資産

Tax effects of the items comprising net deferred tax assets and liabilities **繰延税金資産・負債の主な発生原因別内訳**

【Non-Consolidated】 **【単体】**

(Billions of yen)

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Allowance for possible loan losses	貸倒引当金	38.4	(20.3)	58.7	(22.1)	80.8
Write-down of securities	有価証券有税償却	5.1	0.1	5.0	(4.1)	9.1
Others	その他	10.4	0.3	10.1	2.1	8.0
Subtotal deferred tax assets (A)	繰延税金資産小計 A	54.0	(20.0)	74.0	(23.9)	97.9
Valuation allowance (B)	評価性引当額 B	(5.8)	(2.8)	(3.0)	(2.3)	(0.7)
Total deferred tax assets (A+B) (C)	繰延税金資産合計（A+B） C	48.2	(22.8)	71.0	(26.1)	97.1
Net unrealized gain on available-for-sale securities	その他有価証券評価差額金	45.1	27.3	17.8	(3.2)	21.0
Gains on contribution of the employee's retirement benefit trust	退職給付信託設定益	7.4	0.3	7.1	0.0	7.1
Others	その他	3.1	(0.5)	3.6	2.4	1.2
Total deferred tax liabilities (D)	繰延税金負債合計 D	55.7	27.2	28.5	(0.9)	29.4
Net deferred tax assets ( ):Deferred tax liabilities (C-D)	繰延税金資産の計上額（C-D）（△は繰延税金負債）	(7.4)	(49.9)	42.5	(25.1)	67.6

Net deferred tax assets excluding net deferred tax liabilities relating to unrealized gain on available-for-sale securities	その他有価証券評価差額にかかる繰延税金負債を除く繰延税金資産	37.7	(22.6)	60.3	(28.4)	88.7

【Consolidated】 **【連結】**

(Billions of yen)

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Net deferred tax assets ( ):Deferred tax liabilities	繰延税金資産（純額）の計上額（△は繰延税金負債（純額））	(1.8)	(50.5)	48.7	(24.9)	73.6

Net deferred tax assets excluding net deferred tax liabilities relating to unrealized gain on available-for-sale securities	その他有価証券評価差額にかかる繰延税金負債を除く繰延税金資産	43.5	(23.1)	66.6	(28.1)	94.7

【参考】

当行は、「繰延税金資産の回収可能性の判断に関する監査上の取扱い（日本公認会計士協会監査委員会報告第66号）」第５項第１号における「例示区分②」（業績は安定しているが、期末における将来減算一時差異を十分に上回るほどの課税所得がない会社等）に該当しております。

[Reference]

The Bank falls under "Illustrated Segment②" (performance is stable but without taxable income that exceeds the temporary difference in future subtraction at the end of term) under paragraph 5, item 1 of "Auditing Treatment concerning Determination of Recoverability of Deferred Tax Assets (Japanese Institute of Certified Public Accountants, Audit Committee Report, No. 66)."

13.Capital Adequacy Ratio (Domestic Standards) １３．自己資本比率（国内基準）

【Consolidated】 【連結】 (Billions of yen)

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
(1)Capital adequacy ratio	(1) 自己資本比率 (5)÷(6)	11.00 %	0.05 %	10.95 %	0.29 %	10.66 %
Tier 1capital ratio	Tier 1比率 (2)÷ (6)	9.17 %	0.78 %	8.39 %	0.99 %	7.40 %
(2)Tier 1 capital	(2) Tier 1	612.2	83.3	528.9	39.8	489.1
[Reference] Amount equal to the deferred tax assets included in Tier 1	〔参考 Tire 1に含まれる繰延税金資産相当額〕	〔43.5〕	〔(23.1)〕	〔66.6〕	〔(28.1)〕	〔94.7〕
Common stock	資本金	215.1	0.3	214.8	26.6	188.2
Of which, preferred stock (non-cumulative)	うち非累積的永久優先株	—	—	—	(50.0)	50.0
Capital surplus	資本剰余金	176.7	0.3	176.4	26.6	149.8
Retained earnings	利益剰余金	177.2	19.2	158.0	11.1	146.9
Minority interests of affiliate companies	連結子会社の少数株主持分	44.3	40.9	3.4	(1.1)	4.5
Preferred securities issued by overseas SPCs	うち海外特別目的会社の発行する優先出資証券	40.0	40.0	—	—	—
Treasury stock	自己株式	(0.4)	22.4	(22.8)	(22.5)	(0.3)
Others	その他	(0.8)	0.2	(1.0)	(1.0)	(0.0)
(3)Tier 2 capital	(3)Tier 2	124.0	(38.2)	162.2	(54.8)	217.0
General allowance for possible loan losses	一般貸倒引当金	20.2	(2.3)	22.5	(4.6)	27.1
The amount of land revaluation surplus qualified as capital	自己資本に計上された土地再評価差額	24.8	0.2	24.6	(0.2)	24.8
Subordinated loans ,etc	負債性資本調達手段等	79.0	(36.0)	115.0	(49.9)	164.9
(4)Deductions	(4) 控除項目	1.4	0.2	1.2	0.0	1.2
(5)Capital(2)+(3)-(4)	(5) 自己資本 (2) ＋ (3) － (4)	734.9	45.0	689.9	(15.0)	704.9
(6)Risk-weighted Assets	(6) リスクアセット	6,676.3	376.5	6,299.8	(310.2)	6,610.0
Of which, on balanced	うちオンバランス	6,408.3	348.9	6,059.4	(340.8)	6,400.2
Of which, off balanced	うちオフバランス	267.9	27.6	240.3	30.6	209.7

【Non-Consolidated】 【単体】 (Billions of yen)

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
(1)Capital adequacy ratio	(1) 自己資本比率 (5)÷(6)	10.94 %	0.03 %	10.91 %	0.30 %	10.61 %
Tier 1capital ratio	Tier 1比率 (2)÷ (6)	9.17 %	0.75 %	8.42 %	1.03 %	7.39 %
(2)Tier 1capital	(2) Tier 1	609.3	81.6	527.7	41.7	486.0
[Reference] Amount equal to the deferred tax assets included in Tier 1	〔参考 Tire 1に含まれる繰延税金資産相当額〕	〔37.7〕	〔(22.6)〕	〔60.3〕	〔(28.4)〕	〔88.7〕
Common stock	資本金	215.1	0.3	214.8	26.6	188.2
Of which, preferred stock (non-cumulative)	うち非累積的永久優先株	—	—	—	(50.0)	50.0
Capital surplus	資本準備金	176.7	0.3	176.4	26.6	149.8
Other capital surplus	その他資本剰余金	0.0	0.0	0.0	0.0	—
Earned surplus reserve	利益準備金	38.3	0.0	38.3	1.0	37.3
Appropriated retained earnings	任意積立金	119.6	27.8	91.8	25.3	66.5
Unappropriated, retained earnings to be carried forward	次期繰越利益	19.7	(9.3)	29.0	(15.4)	44.4
Treasury stock	自己株式	(0.4)	22.4	(22.8)	(22.5)	(0.3)
Others	その他	40.0	40.0	(0.0)	0.0	(0.0)
(3)Tier 2 capital	(3)Tier 2	118.9	(38.0)	156.9	(54.9)	211.8
General allowance for possible loan losses	一般貸倒引当金	15.0	(2.3)	17.3	(4.6)	21.9
The amount of land revaluation surplus qualified as capital	自己資本に計上された土地再評価差額	24.8	0.2	24.6	(0.2)	24.8
Subordinated loans ,etc	負債性資本調達手段等	79.0	(36.0)	115.0	(49.9)	164.9
(4)Deductions	(4) 控除項目	0.8	0.0	0.8	0.0	0.8
(5)Capital(2)+(3)-(4)	(5) 自己資本 (2) ＋ (3) － (4)	727.4	43.6	683.8	(13.1)	696.9
(6)Risk-weighted Assets	(6) リスクアセット	6,643.9	378.5	6,265.4	(302.4)	6,567.8
Of which, on balanced	うちオンバランス	6,405.7	345.9	6,059.8	(337.7)	6,397.5
Of which, off balanced	うちオフバランス	238.1	32.5	205.6	35.4	170.2

E. LOANS AND OTHER ASSETS INFORMATION
E. 貸出金等の状況

1.Risk Managed Loan Information
1. リスク管理債権の状況

【Non-Consolidated】 【単体】 (Millions of yen)

Risk managed loans	リスク管理債権	As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Loans to customers in bankruptcy	破綻先債権額	3,427	(3,867)	7,294	(7,432)	14,726
Past due loans	延滞債権額	162,124	(40,143)	202,267	(31,529)	233,796
Accruing loans contractually past due 3 months or more	3カ月以上延滞債権額	4,377	(3,027)	7,404	(649)	8,053
Restructured loans	貸出条件緩和債権額	44,001	2,710	41,291	(35,331)	76,622
Total	合計	213,931	(44,327)	258,258	(74,941)	333,199
(Amount of partial direct write-off)	(部分直接償却額)	71,459	(42,053)	113,512	(55,390)	168,902
Loans and bills discounted	貸出金残高（末残）	8,124,729	332,294	7,792,435	(156,500)	7,948,935

（注）リスク管理債権額は、部分直接償却実施後の金額で表示しております。
※The amounts are presented after partial direct write-off.
（注）未収利息不計上の基準は、自己査定に基づく債務者区分により行っております。
※The standard of accrued interest for non-performing loans is based on borrowers classification under the self-assessment guidelines.

【Non-Consolidated】 【単体】 (%)

Percentage against total loans and bills discounted	貸出残高比率	As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Loans to customers in bankruptcy	破綻先債権額	0.0	0.0	0.0	(0.1)	0.1
Past due loans	延滞債権額	1.9	(0.6)	2.5	(0.4)	2.9
Accruing loans contractually past due 3 months or more	3カ月以上延滞債権額	0.0	0.0	0.0	(0.1)	0.1
Restructured loans	貸出条件緩和債権額	0.5	0.0	0.5	(0.4)	0.9
Total	合計	2.6	(0.7)	3.3	(0.8)	4.1

【Consolidated】 【連結】 (Millions of yen)

Risk managed loans	リスク管理債権	As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Loans to customers in bankruptcy	破綻先債権額	3,625	(3,769)	7,394	(7,558)	14,952
Past due loans	延滞債権額	158,544	(35,131)	193,675	(26,260)	219,935
Accruing loans contractually past due 3 months or more	３ヵ月以上延滞債権額	4,377	(3,027)	7,404	(649)	8,053
Restructured loans	貸出条件緩和債権額	44,809	(683)	45,492	(37,382)	82,874
Total	合計	211,357	(42,610)	253,967	(71,848)	325,815
(Amount of partial direct write-off)	（部分直接償却額）	81,266	(42,432)	123,698	(54,862)	178,560
Loans and bills discounted	貸出金残高（末残）	8,125,307	335,245	7,790,062	(156,784)	7,946,846

（注）リスク管理債権額は、部分直接償却実施後の金額で表示しております。
※The amount of Risk-managed loan are presented after partial direct write-off.
（注）未収利息不計上の基準は、自己査定に基づく債務者区分により行っております。
※The standard of accrued interest for non-performing loan are based on borrowers classification under the self-assessment guide lines.

【Consolidated】 【連結】 (%)

Percentage of loans and bills discounted	貸出残高比率	As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Loans to customers in bankruptcy	破綻先債権額	0.0	0.0	0.0	(0.1)	0.1
Past due loans	延滞債権額	1.9	(0.5)	2.4	(0.3)	2.7
Accruing loans contractually past due 3 months or more	３ヵ月以上延滞債権額	0.0	0.0	0.0	(0.1)	0.1
Restructured loans	貸出条件緩和債権額	0.5	0.0	0.5	(0.5)	1.0
Total	合計	2.6	(0.6)	3.2	(0.8)	4.0

2.Allowance for Possible Loan Losses

２．貸倒引当金の状況

【Non-Consolidated】 【単体】 (Millions of yen)

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Allowance for possible loan losses	貸倒引当金	54,686	(12,186)	66,872	(10,281)	77,153
General allowance for possible loan losses	一般貸倒引当金	15,078	(2,239)	17,317	(4,640)	21,957
Specific allowance for possible loan losses	個別貸倒引当金	39,608	(9,946)	49,554	(5,641)	55,195
Specific allowance for certain overseas loans	特定海外債権引当勘定	－	－	－	－	－

【Consolidated】 【連結】 (Millions of yen)

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Allowance for possible loan losses	貸倒引当金	62,194	(12,656)	74,850	(9,447)	84,297
General allowance for possible loan losses	一般貸倒引当金	20,210	(2,349)	22,559	(4,622)	27,181
Specific allowance for possible loan losses	個別貸倒引当金	41,984	(10,306)	52,290	(4,825)	57,115
Specific allowance for certain overseas loans	特定海外債権引当勘定	－	－	－	－	－

3.Percentage of Allowance to Total Risk Managed Loans

３．リスク管理債権に対する引当率

【Non-Consolidated】 【単体】 (%)

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Specific Allowance for Loan Losses	個別貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	40.3	(4.5)	44.8	(0.5)	45.3
After Partial Direct Write-Off	部分直接償却後	18.5	(0.6)	19.1	2.6	16.5
Allowance for Possible Loan Losses	貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	45.6	(3.9)	49.5	(0.1)	49.6
After Partial Direct Write-Off	部分直接償却後	25.5	(0.3)	25.8	2.7	23.1

【Consolidated】 【連結】 (%)

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Specific Allowance for Loan Losses	個別貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	43.4	(4.2)	47.6	0.2	47.4
After Partial Direct Write-Off	部分直接償却後	19.8	(0.7)	20.5	3.0	17.5
Allowance for Possible Loan Losses	貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	50.4	(3.1)	53.5	0.7	52.8
After Partial Direct Write-Off	部分直接償却後	29.4	0.0	29.4	3.6	25.8

4.Claims disclosed under the Financial Reconstruction Law　**４．金融再生法開示債権**

【Non-Consolidated】　【単体】　(Millions of Yen)

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Unrecoverable or valueless claims	破産更正債権及びこれらに準ずる債権	24,452	(3,854)	28,306	(15,511)	43,817
Doubtful claims	危険債権	142,216	(40,671)	182,887	(23,930)	206,817
Claims in need of special caution	要管理債権	48,379	(317)	48,696	(35,980)	84,676
Sub-total A	要管理債権以下 計 A	215,048	(44,842)	259,890	(75,420)	335,310
Claims in need of caution (excluding loan in need of special caution)	要管理債権以外の要注意先債権	595,932	(112,594)	708,526	(130,202)	838,728
Claims to normal borrowers (excluding in need of caution)	正常先債権	7,451,843	475,774	6,976,069	31,092	6,944,977
Sub-total	正常債権 計	8,047,775	363,180	7,684,595	(99,110)	7,783,705
Total B	合計 B	8,262,824	318,338	7,944,486	(174,530)	8,119,016
Claims in need of special caution based on borrowers classification under the self-assessment guideline	要管理先債権	112,433	(12,420)	124,853	(53,014)	177,867
Percentage of claims in need of special caution or below A／B (%)	要管理債権以下の割合 A／B (%)	2.6	(0.6)	3.2	(0.9)	4.1

【Consolidated】　【連結】　(Millions of Yen)

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Unrecoverable or valueless claims	破産更正債権及びこれらに準ずる債権	28,893	(3,073)	31,966	(15,631)	47,597
Doubtful claims	危険債権	134,481	(36,743)	171,224	(18,678)	189,902
Claims in need of special caution	要管理債権	49,187	(3,710)	52,897	(38,031)	90,928
Sub-total C	要管理債権以下 計 C	212,561	(43,527)	256,088	(72,340)	328,428
Claims in need of caution (excluding loan in need of special caution)	要管理債権以外の要注意先債権	602,957	(112,762)	715,719	(132,378)	848,097
Claims to normal borrowers (excluding in need of caution)	正常先債権	7,507,397	468,621	7,038,776	20,207	7,018,569
Sub-total	正常債権 計	8,110,355	355,859	7,754,496	(112,171)	7,866,667
Total D	合計 D	8,322,917	312,333	8,010,584	(184,511)	8,195,095
Claims in need of special caution based on borrowers classification under the self-assessment guideline	要管理先債権	114,616	(15,748)	130,364	(55,321)	185,685
Percentage of claims in need of special caution or below C／D (%)	要管理債権以下の割合 C／D (%)	2.5	(0.6)	3.1	(0.9)	4.0

5.Coverage Ratio of Claims disclosed under the Financial Reconstruction Law　**５．金融再生法開示債権の保全状況**

【Non-Consolidated】　【単体】　(Millions of Yen)

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Coverage amount A	保全額 A	170,208	(47,998)	218,206	(54,578)	272,784
Allowance for possible loan losses	貸倒引当金	45,172	(10,301)	55,473	(8,746)	64,219
Collateral and guarantees	担保保証等	125,035	(37,698)	162,733	(45,832)	208,565
Unrecoverable or valueless claims, doubtful claims, claims in need of special caution B	破産更正債権及びこれらに準ずる債権、危険債権、要管理先債権 計 B	279,102	(56,945)	336,047	(92,455)	428,502
Coverage ratio(%) A／B (%)	保全率 (%) A／B	60.98	(3.95)	64.93	1.27	63.66

(Reference) Coverage Ratio of claims of borrowers classification　**（参考）債務者毎の保全率推移**　(Millions of Yen)

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Unrecoverable or valueless claims	破産更正債権及びこれらに準ずる債権	24,452	(3,854)	28,306	(15,511)	43,817
Allowance for possible loan losses	貸倒引当金	3,629	(170)	3,799	(1,397)	5,196
Collateral and guarantees	担保保証等	20,823	(3,683)	24,506	(14,114)	38,620
Coverage ratio(%)	保全率 (%)	100.00	0.00	100.00	0.00	100.00
Doubtful claims	危険債権	142,216	(40,671)	182,887	(23,930)	206,817
Allowance for possible loan losses	貸倒引当金	35,812	(9,773)	45,585	(4,186)	49,771
Collateral and guarantees	担保保証等	77,636	(29,787)	107,423	(5,932)	113,355
Coverage ratio(%)	保全率 (%)	79.77	(3.89)	83.66	4.79	78.87
Claims in need of special caution based on borrowers classification under the self-assessment	要管理先債権	112,433	(12,420)	124,853	(53,014)	177,867
Allowance for possible loan losses	貸倒引当金	5,731	(357)	6,088	(3,162)	9,250
Collateral and guarantees	担保保証等	26,575	(4,227)	30,802	(25,787)	56,589
Coverage ratio(%)	保全率 (%)	28.73	(0.81)	29.54	(7.47)	37.01

ALLOWANCE COVERAGE RATIO・TOTAL COVERAGE RATIO（As of March 31,2006）引当率・保全率（18年3月末）

【Non-consolidated】 **【単体】**

(Billions of yen)

Borrowers classification under the self-assessment guidelines 自己査定における債務者区分		Claims disclosed under the Financial Revitalization Law 金融再生法に基づく開示債権	Categories 分類: No Categorization 非分類	Category Ⅱ Ⅱ分類	Category Ⅲ Ⅲ分類	Category Ⅳ Ⅳ分類	Allowance 引当金	Allowance coverage ratio 引当率	Total coverage ratio 保全率
Legal bankruptcy 破綻先 3.6 (△3.9) Virtual bankruptcy 実質破綻先 20.8 (0.1)		Unrecoverable or valueless 破産更生債権およびこれらに準ずる債権 24.4 (△3.9)	Covered by Allowance, collaterals and guarantees 引当金・担保・保証等による保全部分 10.3 (0.9)	14.0 (△4.8)	Entirely reserved 全額引当 0.0 (0.0)	Entirely reserved, or direct write-off 全額償却・引当 0.0 (0.0)	3.6	100%	100%
Possible bankruptcy 破綻懸念先 142.2 (△40.6)		Doubtful 危険債権 142.2 (△40.6)	Covered by allowances, collaterals and guarantees 引当金・担保・保証等による保全部分 54.3 (△14.5) [18.6]	58.9 (△25.2) [58.9]	Partially reserved 必要額を引当 28.9 (△0.9) [64.5]		35.8	55.45%	79.77%
In need of caution 要注意先 644.3 (△112.9)	In need of special caution 要管理先 112.4 (△12.4)	In need of special caution 要管理債権 48.3 (△0.3)	Covered by collateral (担保) 26.5 Non-covered (信用) 85.8 7.1 (1.9)	105.3 (△14.2)			5.7	6.67%	28.73%
	Other than in need of special caution 要管理先以外の要注意先 531.8 (△100.5)	Normal 正常債権 8,047.7 (363.2)	191.1 (△35.1)	340.7 (△65.4)			3.7	0.70%	
Normal 正常先 7,451.8 (475.8)			7,451.8 (475.8)				5.5	0.07%	

※[ ]: Credit exposures under each category before reserve
※[ ]内の計数は引当前の分類額

Total 合計	Total 合計	No Categorization 非分類	Category Ⅱ Ⅱ分類	Category Ⅲ Ⅲ分類	Category Ⅳ Ⅳ分類	Total 合計	Total coverage ratio
8,262.8 (318.4) 100.0%	8,262.8 (318.4)	7,714.7 (428.9) 93.4%	519.1 (△109.6) 6.3%	28.9 (△0.9) 0.3%	0.0 (0.0) 0.0%	54.5	60.98%

※（　）: Amount of increase compared with that of March 31,2005
※（△）: Amount of decrease compared with that of March 31,2005
※（　）内の計数は１７年３月末比増減額を表示しております。

EACH STANDARDS CONCERNING DISCLOSURE OF ASSETS (As of March 31,2006)

資産内容の開示における各種基準の比較(18年3月末)

(Billions of yen)

【Non-consolidated】【単体】

Borrowers classification under the self-assessment guidelines 自己査定における債務者区分 (Credit exposures) (対象：総与信)		
Legal bankruptcy 破綻先		3.6
Virtual bankruptcy 実質破綻先		20.8
Possible bankruptcy 破綻懸念先		142.2
In need of caution 要注意先 644.3	In need of special caution 要管理先	112.4
	Other than in need of special caution 要管理先以外の要注意先	531.8
Normal 正常先		7,451.8
Total 合計		8,262.8

Claims disclosed under the Financial Revitalization law 金融再生法に基づく開示債権	(Credit exposures) (対象:総与信)	(Loans only) (うち貸出金)	
Unrecoverable or valueless 破産更生債権およびこれらに準ずる債権	24.4	23.5	3.4
			20.1
Doubtful 危険債権	142.2	141.9	
In need of special caution 要管理債権 (※)	48.3	48.3	4.3
			44.0
Sub total 小計	215.0	213.9	
Normal 正常債権	8,047.7	7,910.7	
Total 合計	8,262.8	8,124.7	

Risk-managed loans under the Banking law リスク管理債権 (Loans) (対象：貸出金)	
Loans to customers in bankruptcy 破綻先債権	3.4
Past due loans 延滞債権	162.1
Accruing loans contractually past due 3 months or more 3カ月以上延滞債権	4.3
Restructured loans 条件緩和債権	44.0
Total 合計	213.9

(※) 要管理債権は貸出金のみ

(※) Loans only

6 Off-Balanced Credits

６．オフバランス化の状況

【Non-Consolidated】

【単体】

①The amounts of doubtful claims or below, under the Financial Reconstruction Low

①危険債権以下（金融再生法基準）の債権残高

(Billions of Yen)

		As of March 31,2006	April 1,2005 - March 31,2006 (A-B)	Increase (A)	Amount off-balanced (B)	As of March 31,2005
Unrecoverable or valueless claims	破産更正債権及びこれらに準ずる債権	24.4	(3.9)	6.0	9.8	28.3
Doubtful claims	危険債権	142.2	(40.6)	30.8	71.5	182.8
For the year ended March 31,2006	１８年３月期	166.6	(44.5)	36.8	81.4	211.1

(Billions of Yen)

		As of March 31,2005(A)	April 1,2004 - March 31,2005 (A-B)	Increase (A)	Amount off-balanced (B)	As of March 31,2004(B)
Unrecoverable or valueless claims	破産更正債権及びこれらに準ずる債権	28.3	(15.5)	8.4	23.9	43.8
Doubtful claims	危険債権	182.8	(24.0)	59.2	83.1	206.8
For the year ended March 31,2005	１７年３月期	211.1	(39.5)	67.6	107.1	250.6

(Billions of Yen)

		As of March 31,2004(A)	April 1,2003 - March 31,2004 (A-B)	Increase (A)	Amount off-balanced (B)	As of March 31,2003(B)
Unrecoverable or valueless claims	破産更正債権及びこれらに準ずる債権	43.8	(6.8)	10.2	17.1	50.6
Doubtful claims	危険債権	206.8	(19.4)	40.0	59.4	226.2
For the year ended March 31,2004	１６年３月期	250.6	(26.2)	50.3	76.5	276.8

②Progress of Off-balancing

②オフバランス化の実績

For the year ended
(Billions of Yen)

		March 31,2006	March 31,2005	March 31,2004
Final disposal of Non-performing Loan by Liquidation	清算型処理	6.1	0.1	1.9
Final disposal of Non-performing Loan by restructuring	再建型処理	2.5	8.9	22.4
Improvement in debtors' business performance due to restructuring	再建型処理に伴う業況改善	11.7	–	–
Securitization	債権流動化	66.0	34.2	44.2
Direct write-offs	直接償却	(46.9)	15.8	(57.3)
Other	その他	41.8	47.9	65.3
Collection / repayment, etc	回収・返済等	28.1	27.9	58.4
Improvement in Debtors' business performance	業況改善	13.6	19.9	6.8
Total	合計	81.4	107.1	76.5

7.The States of Bankruptcy due to Classification of Loan Categories **7. 格付別倒産状況**

【Non-Consolidated】 **【単体】**

①Internal rating 1year before bankruptcy **①倒産1年前の行内格付**

For the year ended
(Number of bankruptcies、Billions of Yen)

Internal rating	行内格付	March 31,2006		March 31,2005		March 31,2004	
		Number of bankruptcies	Amount	Number of bankruptcies	Amount	Number of bankruptcies	Amount
Category Ⅰ～Ⅳ	Ⅰ～Ⅳ	0	－	0	－	0	－
Category Ⅴ	Ⅴ	0	－	2	1.2	0	－
Category Ⅵ	Ⅵ	0	－	0	－	1	0.0
Category Ⅶ	Ⅶ	0	－	2	0.3	3	0.9
Category Ⅷ	Ⅷ	6	1.3	2	1.2	2	1.9
Category Ⅸ	Ⅸ	17	3.7	11	3.0	17	3.5
Category Ⅹ	Ⅹ	1	0.1	0	－	0	－
Category ⅩⅠ	ⅩⅠ	12	1.6	4	1.6	13	21.3
Category ⅩⅡ	ⅩⅡ	2	0.5	6	4.3	4	1.7
No rating	格付なし	0	－	2	0.1	7	1.1

②Internal rating half a year before bankruptcy **②倒産半期前の行内格付**

For the year ended
(Number of bankruptcies、Billions of Yen)

Internal rating	行内格付	March 31,2006		March 31,2005		March 31,2004	
		Number of bankruptcies	Amount	Number of bankruptcies	Amount	Number of bankruptcies	Amount
Category Ⅰ～Ⅳ	Ⅰ～Ⅳ	0	－	0	－	0	－
Category Ⅴ	Ⅴ	0	－	1	0.9	1	0.0
Category Ⅵ	Ⅵ	0	－	1	0.2	0	－
Category Ⅶ	Ⅶ	0	－	1	0.1	4	0.9
Category Ⅷ	Ⅷ	6	1.3	2	1.2	6	3.3
Category Ⅸ	Ⅸ	14	1.9	12	2.1	14	2.5
Category Ⅹ	Ⅹ	1	0.8	0	－	0	－
Category ⅩⅠ	ⅩⅠ	11	2.1	2	1.0	10	1.9
Category ⅩⅡ	ⅩⅡ	6	1.1	9	6.1	11	21.9
No rating	格付なし	0	－	1	0.0	1	0.0

（注）1. 小口の与信（与信額５０百万円未満）は除いております。
(Note 1) Bankruptcies with credit amount less than 50 million yen are excluded.
（注）2.金額は与信ベースであります。
(Note 2) The amounts are credit exposures.

8. Loan Portfolio

8. 業種別貸出状況等

①Classification of loans by type of industry

①業種別貸出金

【Non-Consolidated】 【単体】 (Millions of yen)

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Domestic loans (excluding JOM account)	国内店分（除く特別国際金融取引勘定）	8,124,729	332,294	7,792,435	(154,698)	7,947,133
Manufacturing	製造業	839,041	12,255	826,786	(160,574)	987,360
Agriculture	農業	7,111	(345)	7,456	(947)	8,403
Forestry	林業	84	(5)	89	38	51
Fishery	漁業	6,449	3,514	2,935	(403)	3,338
Mining	鉱業	3,502	(842)	4,344	(3,245)	7,589
Construction	建設業	311,195	(14,757)	325,952	(89,604)	415,556
Electric power, gas, heat supply and water supply	電気・ガス・熱供給・水道業	10,973	(282)	11,255	(2,838)	14,093
IT and telecommunication	情報通信業	52,170	11,129	41,041	(7,259)	48,300
Transportation	運輸業	355,339	12,159	343,180	(22,253)	365,433
Wholesale and retail	卸売・小売業	650,203	23,167	627,036	(153,405)	780,441
Finance and insurance	金融・保険業	380,000	(28,970)	408,970	101,299	307,671
Real estate	不動産業	1,033,000	164,655	868,345	(13,947)	882,292
Services	各種サービス業	852,097	19,561	832,536	(53,580)	886,116
Local governments	地方公共団体	91,807	9,272	82,535	11,524	71,011
Others	その他	3,531,754	121,782	3,409,972	240,496	3,169,476

②Classification of Risk Managed Loans by type of industry

②業種別リスク管理債権

【Non-Consolidated】 【単体】 (Millions of yen)

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Domestic loans (excluding JOM account)	国内店分（除く特別国際金融取引勘定）	213,931	(44,327)	258,258	(74,941)	333,199
Manufacturing	製造業	23,583	3,559	20,024	(18,680)	38,704
Agriculture	農業	453	(94)	547	481	66
Forestry	林業	51	0	51	51	—
Fishery	漁業	76	(309)	385	(52)	437
Mining	鉱業	—	—	—	(45)	45
Construction	建設業	25,238	(5,977)	31,215	(1,206)	32,421
Electric power, gas, heat supply and water supply	電気・ガス・熱供給・水道業	—	—	—	—	—
IT and telecommunication	情報通信業	832	(231)	1,063	(486)	1,549
Transportation	運輸業	3,005	1,195	1,810	(1,163)	2,973
Wholesale and retail	卸売・小売業	23,404	1,978	21,426	(18,436)	39,862
Finance and insurance	金融・保険業	13,846	(2,806)	16,652	(5,084)	21,736
Real estate	不動産業	56,211	(16,904)	73,115	(24,652)	97,767
Services	各種サービス業	26,054	(13,113)	39,167	(4,503)	43,670
Local governments	地方公共団体	—	—	—	—	—
Others	その他	41,172	(11,626)	52,798	(1,165)	53,963

③Classification of credits disclosed under the Financial Reconstruction Law by type of industry

③業種別金融再生法開示債権

【Non-Consolidated】 【単体】 (Millions of yen)

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Domestic loans (excluding JOM account)	国内店分（除く特別国際金融取引勘定）	215,048	(44,842)	259,890	(75,420)	335,310
Manufacturing	製造業	23,630	3,571	20,059	(18,831)	38,890
Agriculture	農業	453	(136)	589	465	124
Forestry	林業	51	0	51	51	—
Fishery	漁業	76	(309)	385	(52)	437
Mining	鉱業	—	—	—	(45)	45
Construction	建設業	25,385	(5,948)	31,333	(1,257)	32,590
Electric power, gas, heat supply and water supply	電気・ガス・熱供給・水道業	—	—	—	—	—
IT and telecommunication	情報通信業	832	(232)	1,064	(487)	1,551
Transportation	運輸業	3,006	1,188	1,818	(1,158)	2,976
Wholesale and retail	卸売・小売業	23,596	1,977	21,619	(18,488)	40,107
Finance and insurance	金融・保険業	13,968	(3,113)	17,081	(5,179)	22,260
Real estate	不動産業	56,304	(16,972)	73,276	(24,615)	97,891
Services	各種サービス業	26,187	(13,145)	39,332	(4,559)	43,891
Local governments	地方公共団体	—	—	—	—	—
Others	その他	41,555	(11,723)	53,278	(1,263)	54,541

（注）要管理債権以下の債権を対象としております。

Note: Credits in need of special caution and below are classified in the table.

④Loans to small and medium-sized businesses and Percentage to total domestic loans
【Non-Consolidated】

④中小企業等貸出残高および貸出比率
【単体】

(Millions of yen、%)

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Loans to small and medium-sized businesses, etc.	中小企業等貸出残高	6,401,851	203,632	6,198,219	(403,641)	6,601,860
Loans and small midiumsize businesses	うち中小企業貸出	3,072,766	123,951	2,948,815	(499,917)	3,448,732
Percentage to total domestic loans	中小企業等貸出比率	78.7	(0.8)	79.5	(3.5)	83.0

⑤Loans to Individuals
【Non-Consolidated】

⑤消費者ローン残高
【単体】

(Millions of yen)

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Individuals	消費者ローン残高	3,329,085	79,681	3,249,404	96,276	3,153,128
Residential loans	住宅系ローン	3,004,884	71,576	2,933,308	99,477	2,833,831
Housing loans	住宅ローン	1,968,629	19,038	1,949,591	61,159	1,888,432
Apartment loans	アパートローン	1,036,255	52,538	983,717	38,318	945,399
Other individual loans	その他のローン	324,201	8,105	316,096	(3,201)	319,297

9.Loans to Entities Overseas by Country

9．国別貸出状況等

①Certain Overseas Loans
Not applicable

①特定海外債権残高
該当ありません

②Loans to certain areas
【Non-Consolidated】

②地域別貸出金残高
【単体】

(Millions of Yen)

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Loans to Asian countries	アジア向け	1,597	(990)	2,587	(203)	2,790
Risk-managed loans	うちリスク管理債権	—	(998)	998	1	997
Loans to Latin America	中南米向け	4,482	2,367	2,115	292	1,823
Risk-managed loans	うちリスク管理債権	—	—	—	—	—
Loans to Russia	ロシア向け	—	—	—	—	—
Risk-managed loans	うちリスク管理債権	—	—	—	—	—

10. Loans and Deposits

１０．預金、貸出金の残高

①Balances of Loans and deposits

①預金・貸出金の末残・平残

【Non-Consolidated】 【単体】

(Billions of yen)

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Deposits (outstanding balance)	預金（末残）	9,435.6	149.1	9,286.5	132.2	9,154.3
Deposits (average balance)	預金（平残）	9,077.1	206.9	8,870.2	53.4	8,816.8
Loans and bills discounted (outstanding	貸出金（末残）	8,124.7	332.3	7,792.4	(156.5)	7,948.9
Loans and bills discounted (average balance)	貸出金（平残）	7,882.3	233.4	7,648.9	25.3	7,623.6

②Breakdown of depositors' categories

②預金者別預金末残

(Domestic deposits excluding deposits in offshore market account)

（特別国際金融取引勘定を除く国内店分）

【Non-Consolidated】 【単体】

(Billions of yen)

		As of March 31,2006(A)	(A)-(B)	As of March 31,2005(B)	(B)-(C)	As of March 31,2004(C)
Corporation	法人	1,786.7	59.0	1,727.7	(289.6)	2,017.3
Of which liquidity deposit	うち流動性預金	1,437.6	66.0	1,371.6	(267.4)	1,639.0
Of which term deposit	うち定期性預金	302.5	4.7	297.8	(16.7)	314.5
Individuals	個人	7,110.2	231.2	6,879.0	93.9	6,785.1
Of which liquidity deposit	うち流動性預金	4,357.0	350.7	4,006.3	206.4	3,799.9
Of which term deposit	うち定期性預金	2,710.5	(96.7)	2,807.2	(114.6)	2,921.8
Local Public	公金	410.0	(130.8)	540.8	300.4	240.4
Of which liquidity deposit	うち流動性預金	338.9	(126.5)	465.4	255.5	209.9
Of which term deposit	うち定期性預金	0.7	(0.2)	0.9	(0.3)	1.2
Financial institutions	金融	127.3	(11.6)	138.9	27.6	111.3
Of which liquidity deposit	うち流動性預金	82.8	(13.8)	96.6	19.7	76.9
Of which term deposit	うち定期性預金	8.3	1.7	6.6	1.4	5.2
Total	合計	9,434.4	147.9	9,286.5	132.2	9,154.3
Of which liquidity deposit	うち流動性預金	6,216.5	276.4	5,940.1	214.3	5,725.8
Of which term deposit	うち定期性預金	3,022.2	(90.5)	3,112.7	(130.1)	3,242.8

File No. 82-34814
Exhibit A-3

May 22, 2006

To Whom It May Concern:

Company Name: The Bank of Yokohama, Ltd.
Representative: President Tadashi Ogawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

RE: Changes of Representative Directors, Directors and Officers

The Bank of Yokohama (President Tadashi Ogawa) will change the Representative Directors and Officers as follows.

1. Changes of Representative Directors
2. Changes of Officers

1. Changes of Representative Directors

(Reassignment set forth below is also described in "2. Changes of Officers ")

(1) Reasons for Changes

As of June 28, 2006, Chairman and Director (Representative Director), Sadaaki Hirasawa will be newly appointed as Chairman and Director.

As of June 28, 2006, current Full-time Corporate Auditor, Hiroshi Hayakawa (as of May 22, 2006, retired as Corporate Auditor) will be newly appointed as Vice President (Representative Director).

(2) Names, Positions and Dates of Appointment of New Officers

【As of June 28, 2006】

Name	New Position	Current Position
Sadaaki Hirasawa	Chairman and Director	Chairman and Director (Representative Director)
Hiroshi Hayakawa	Vice President (Representative Director)	—

2. Changes of Officers

【As of May 22, 2006】

Name	New Position	Current Position
Hiroshi Hayakawa	Resigned	Full-time Corporate Auditor

【As of June 28, 2006】

Name	New Position	Current Position
Sadaaki Hirasawa	Chairman and Director	Chairman and Director (Representative Director)
Hiroshi Hayakawa	Vice President (Representative Director)	—
Kazutaka Tsumura	Full-time Corporate Auditor	Director
Toshiyuki Mimura	Director and Managing Executive Officer	Managing Executive Officer
Masaki Ito	Director and Executive Officer	Executive Officer

(*1) As of June 28, 2006, Mr. Toyomi Takimoto (currently attorney : Asahi Koma Law Offices) will be appointed as Corporate Auditor as a substitute. Mr. Toyomi Takimoto is also a candidate for outside Corporate Auditor pursuant to Article 2, Item 16 of the Corporation Law and fulfills the conditions for a candidate of an outside Corporate Auditor pursuant to Article 2, Paragraph 3, Item 8 of the Enforcement Regulation of the Corporation Law.

(Reference)

Directors and Executive Officers As of June 28, 2006

Chairman and Director
Sadaaki Hirasawa

President
(Representative Director)
Tadashi Ogawa

Vice President
(Representative Director)
Hiroshi Hayakawa

Management Section

Representative Director
(Head of Administration)
Yoshio Ota

Director and Executive Officer
Masaki Ito

Executive Officers
Seiichi Yoneda

Marketing Section

Representative Director
(Head of Business Promotion)
Chiyuki Okubo

Director and Managing Executive Officers
Toshiyuki Mimura

Managing Executive Officers
Soichi Ushijima
Yasuhiko Teramura

Executive Officers
Tetsunobu Ikeda
Ryuichi Kaneko
Masayuki Ishii
Takashi Yoshikawa
Hideya Shimoyama
Toshio Aoi
Takashi Noguchi
Takashi Matsuda

File No. 82-34814
Exhibit A-4

May 22, 2006

To Whom It May Concern:

Company Name: The Bank of Yokohama, Ltd.
Representative: President Tadashi Ogawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

RE: Notice concerning Partial Amendment to the Articles of Incorporation

We have adopted a resolution, at the board of directors' meeting held this day (May 22, 2006), to submit a proposal for partial amendment to the Articles of Incorporation of the Bank of Yokohama as stated below at the 145th Ordinary General Meeting of Shareholders to be held on June 28, 2006.. We hereby notify you as follows.

1. Reasons for the changes

(1) We propose to make the following changes to the current Articles of Incorporation due to the enactment of the "Corporation Law" (Law No. 86, 2005) and the "Law for Maintenance, etc. of Relevant Laws Relating to the Enforcement of the Corporation Law" (Law No. 87, 2005) on May 1, 2006.

1) To establish the Bank's governing bodies, the Bank shall newly add Article 4 (Governing Bodies).

2) To specify the issuance of share certificates, the Bank shall newly add Article 7 (Issuance of Share Certificates).

3) To restrict the rights of shareholders with less than one unit shares to a reasonable range, the Bank shall newly add Article 9 (Rights Concerning Shares Constituting Less than One Share Unit).

4) From the standpoint of cost reduction, the Bank shall newly add Article 16 (Internet Disclosure of Reference Documents, etc. and Deemed Provision) so that the Bank can deem that information provided over the Internet regarding certain reference materials for the shareholders' meetings as having been disclosed to the shareholders in accordance with the Enforcement Regulation of the Corporation Law and the Financial Statements Regulations.

5) The Bank shall newly add Article 27 (Omission of Resolution by Board of Directors) so that the Board of Directors can quickly pass resolutions in writing or in electronic forms in case of emergency or depending on the contents of the resolutions.

6) The Bank shall newly establish Article 34 (Limited Liability Agreement with Outside

Corporate Auditors) so that qualified outside Corporate Auditors can be elected, and the roles expected for these outside Corporate Auditors can be fulfilled.

7) The Bank has implemented a performance-linked dividend policy to distribute profit to shareholders, and has purchased its own shares. The Bank has also changed the term of office of Directors to one year, and established a system to evaluate the eligibility of the management on an annual basis. The Bank shall newly add Article 38 (Governing Bodies to Determine Distribution of Surplus, etc.) and shall grant the Board of Directors the authority to resolve the payment of dividends out of surpluses, so that quick and flexible profit distribution can be made in the future.

8) For the smooth processing of agendas at the shareholders' meetings, the Bank shall change Article 16, Paragraph 1 of the current Articles of Incorporation by limiting the number of proxies, to whom the exercise of voting rights can be delegated.

9) Quoted provisions in the Articles of Incorporation shall be amended to those of the Corporation Law.

10) The Bank shall change the terms of the former Commercial Law to those used for the Corporation Law. At the same time, we shall change or modify certain expressions and words.

(2) Because the Banking Law now allows banks to make public notification in electronic form as one method of public notification, the Bank shall change Article 4 of the current Articles of Incorporation so that the Bank can adopt this method, which is an effective and economical information disclosure method.

(3) The Bank shall delete Chapter 2-2 of the current Articles of Incorporation (Preferred Shares) because the Bank does not currently issue preferred shares.

(4) With the change of (3) above, the Bank shall alter the description of shares in Article 5 of the current Articles of Incorporation without changing the total number of shares issuable, which stands at three billion shares.

(5) As a result of modification of other rules and such changes as additions and deletions of certain Articles, the Bank shall make other necessary changes.

2. Details of Amendments

The details of amendments are as shown in the attached document.

3. Schedule

Date of resolution at the general meeting of shareholders: June 28, 2006 (Wednesday)

Effective date of the amendments to Articles of Incorporation: June 28, 2006 (Wednesday)

Details of the Amendments

(Amendments are underlined.)

Current Articles of Incorporation	Proposed Amendments
CHAPTER I: GENERAL PROVISIONS	**CHAPTER I: GENERAL PROVISIONS**
Article 2. (Purpose) The purpose of the Bank shall be to engage in the following businesses: 1. (Details Omitted); 2. (Details Omitted); 3. (Details Omitted); 4. (Details Omitted); 5. To engage in all businesses that a bank is permitted to engage in under the Banking Law and any other business that a bank is permitted to engage in under the Secured Bonds Trust Law, the Law on Recording of Bonds and any other applicable law; and 6. (Details Omitted).	**Article 2. (Purpose)** The purpose of the Bank shall be to engage in the following businesses: 1. (Unchanged); 2. (Unchanged); 3. (Unchanged); 4. (Unchanged); 5. To engage in all businesses that a bank is permitted to engage in under the Banking Law and any other business that a bank is permitted to engage in under the Secured Bonds Trust Law, the Law Concerning Book-Entry Transfer of Corporate and Other Debt Securities and any other applicable law; and 6. (Unchanged).
(To be newly added)	**Article 4. (Governing Bodies)** In addition to the General Meeting of Shareholders and Directors, the Bank shall have following governing bodies: 1. Board of Directors; 2. Corporate Auditors; 3. Board of Corporate Auditors; and 4. Accounting Auditors.
Article 4. (Method of Public Notices) Public notices by the Bank shall be published in the *Nihon Keizai Shimbun* issued in Tokyo.	**Article 5. (Method of Public Notices)** Public notices by the Bank shall be published electronically; provided, however, that in cases where electronic public notices cannot be used due to an accident or other unavoidable reasons, public notices shall be published in the *Nihon Keizai Shimbun*.

CHAPTER II: SHARES	CHAPTER II: SHARES
Article 5. (Aggregated Number of Shares Authorized to Be Issued) The aggregated number of shares which the Bank shall have authority to issue shall be three billion (3,000,000,000) shares, out of which two billion six hundred million (2,600,000,000) shares shall be common shares and four hundred million (400,000,000) shares shall be preferred shares; provided, however, that if any common shares are retired or preferred shares are retired or converted into common shares, the number of shares so retired or converted shall be subtracted from the total number of shares to be issued.	**Article 6. (Aggregated Number of Shares Issuable)** The aggregated number of shares issuable by the Bank shall be three billion (3,000,000,000) shares.
(To be newly added)	**Article 7. (Issuance of Share Certificates)** The Bank shall issue share certificates for its shares.
Article 6. (Acquisition of Own Shares) The Bank may, by resolution of the Board of Directors of the Bank, purchase its own shares pursuant to the provisions of Article 211-3, Paragraph 1 of the Commercial Code.	(To be deleted)
Article 7. (Number of Shares Constituting One Unit of Shares (*tan-gen kabu*) and Non-issuance of Share Certificates for Less-than-a-full-unit shares (*tan-gen miman kabu*) (1) One unit of shares (*tan-gen kabu*) for all the classes of the Bank shall be one thousand (1,000) shares. (2) The Bank shall not issue share certificates of shares falling short of one unit of shares (hereinafter referred to as "Less-than-a-full-unit shares").	**Article 8. (Number of Shares Constituting One Unit of Shares (*tan-gen kabu*) and Non-issuance of Share Certificates for Less than One Unit of Shares (*tan-gen miman kabu*)** (1) One unit of shares (*tan-gen kabu*) of the Bank shall be one thousand (1,000) shares. (2) Notwithstanding the preceding paragraph, the Bank shall not issue share certificates of shares falling short of one unit of shares, unless otherwise provided for in the Regulations on Handling Shares.

(To be newly added)	**Article 9. (Rights Concerning Shares Constituting Less than One Share Unit)** Shareholders of the Bank holding Shares Constituting Less than One Share Unit (including beneficial shareholders, hereinafter the same) cannot exercise their rights as shareholders other than those enumerated below: (1) rights provided for in each item of Article 189, Paragraph 2 of the Corporation Law; (2) rights to make a claim as provided for in Article 166, Paragraph 1 of the Corporation Law; (3) rights of shareholders to subscribe for shares or new shares as stock option in proportion to the number of shares held by them; and (4) rights to make a claim as provided for in Article 10 hereof.
Article 8. (Non-entry in a Ledger of Fractional Shares) Fractional shares, constituting less than one (1) share, shall not be entered nor recorded as fractional shares in a ledger of fractional shares.	(To be deleted)
Article 9. (Request for Additional Purchase of Less-than-a-full-unit Shares) (1) Shareholders (including beneficial shareholders, hereinafter the same) holding Less-than-a-full-unit shares of the Bank may request the Bank to sell shares in the number that will constitute one unit of shares when combined with the number of Less-than-a-full-unit shares of shares owned by them. (2) In case of a request provided for in the preceding paragraph, the Bank may refuse the request if it does not own Less-than-a-full-unit shares to be sold to such requesting shareholders.	**Article 10. (Request for Additional Purchase of Less than One Unit of Shares)** (1) Shareholders holding shares falling short of one unit of shares of the Bank may request the Bank to sell shares in the number that will constitute one unit of shares when combined with the number of shares falling short of one unit of shares owned by them. (2) In case of a request provided for in the preceding paragraph, the Bank may refuse the request if it does not own shares falling short of one unit of shares to be sold to such requesting shareholders.

Article 10. (Transfer Agent)	Article 11. (Administrator of Shareholders' Register)
(1) The Bank shall appoint a transfer agent for its shares. (2) The transfer agent and its handling office shall be designated by resolution of the Board of Directors, and public notice thereof shall be given. (3) The register of shareholders (including beneficial shareholder register, hereinafter the same) and the register of lost share certificates of the Bank shall be kept at the handling office of the transfer agent. The registration of transfer of shares, purchase and sale of Less-than-a-full-unit shares and any other businesses with respect to shares shall be handled by the transfer agent and not by the Bank.	(1) The Bank shall appoint an administrator of shareholders' register for its shares. (2) The administrator of shareholders' register and its handling office shall be designated by resolution of the Board of Directors, and public notice thereof shall be given. (3) The production and keeping of the register of shareholders (including register of beneficial shareholders, hereinafter the same), the ledger of share acquisition rights and the register of lost share certificates of the Bank or any other business related thereto shall be entrusted to the administrator of shareholders' register, and not by the Bank.
Article 11. (Regulations on Handling Shares) The denomination of share certificates to be issued by the Bank, the registration of transfers of shares, the registration of pledges on shares, indication of trust assets, the procedures for non-possession or reissuance of share certificates, the entries or records in the register of lost share certificates, purchase and sale of Less-than-a-full-unit shares and any other handling with respect to shares as well as the fees therefor shall be governed by the Regulations on Handling Shares established by the Board of Directors.	**Article 12. (Regulations on Handling Shares)** Any handling with respect to shares of the Bank as well as the fees therefor shall be governed by the Regulations on Handling Shares established by the Board of Directors, in addition to laws or regulations and these Articles of Incorporation.

Article 12. (Record Date) (1) The Bank shall deem the shareholders whose names have been entered or recorded in the latest register of shareholders as of March 31 of each year to be the shareholders who are entitled to exercise their rights at the Ordinary General Meeting of Shareholders for the relevant fiscal term. (2) In addition to the preceding paragraph, the Bank may, whenever necessary, by resolution of the Board of Directors and by giving prior public notice, fix a date as a record date and may deem the shareholders or registered pledgees whose names have been entered or recorded in the latest register of shareholders as of such date as the shareholders or the registered pledgees entitled to exercise their rights.	(To be deleted)

CHAPTER II-2: PREFERRED SHARES	(To be deleted)
Article 12-2 (Preferred Dividends) (1) In the event that dividends are to be paid by the Bank as provided for in Article 36, the Bank shall pay the preferred dividend in respect of a preferred share (hereinafter referred to as the "Preferred Dividends") in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of such preferred shares which shall not exceed thirty-seven yen and fifty sen (37.50) per year to each of the shareholders who hold the preferred shares (hereinafter referred to as the "Preferred Shareholders") or each of the registered pledgees in respect of the preferred shares (hereinafter referred to as the "Registered Preferred Pledgees") in priority to the shareholders who hold the common shares (hereinafter referred to as the "Common Shareholders") or registered pledgees in respect of the common shares (hereinafter referred to as the "Common Pledgees"); provided, however, that, if the Preferred Interim Dividends as provided for in Article 12-3 were paid during the relevant business year, such Preferred Interim Dividends shall be subtracted therefrom. (2) If the aggregate amount paid to a Preferred Shareholder or Registered Preferred Pledgees as dividends in any particular business year is less than the prescribed amount of the relevant Preferred Dividends, the unpaid amount shall not be carried over to nor cumulated in subsequent business years. (3) Any amount in excess of the Preferred Dividends shall not be paid to any Preferred Shareholder or Registered Preferred Pledgees.	(To be deleted)

Article 12-3 (Preferred Interim Dividends) In the event that the Interim Dividends are to be paid by the Bank as provided for in Article 37, the Bank shall make cash distribution in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of the preferred shares which shall not exceed the amount equal to one half of the Preferred Dividends to be paid in respect of a preferred share (which is referred to as the "Preferred Interim Dividends" in these Articles of Incorporation) to each Preferred Shareholder or Registered Preferred Pledgees in priority to the Common Shareholders or Registered Common Pledgees.	(To be deleted)
Article 12-4 (Distribution of Residual Assets) (1) In the event of distribution of residual assets of the Bank, five hundred (500) yen per preferred share shall be payable to each Preferred Shareholder or Registered Preferred Pledgee in priority to the Common Shareholders or Registered Common Pledgees. (2) No other distribution of residual assets shall be made to any Preferred Shareholder or Registered Preferred Pledgee.	(To be deleted)
Article 12-5 (Cancellation of Preferred Shares) The Bank may at any time purchase preferred shares and cancel them at the purchase prices thereof out of the profits distributable to the shareholders.	(To be deleted)

Article 12-6 (Voting Rights) No Preferred Shareholder shall be entitled to vote at a General Meeting of Shareholders. Provided, however, that the Preferred Shareholders shall be entitled to vote from the commencement of an Ordinary General Meeting of Shareholders if the agenda item to the effect that the Preferred Shareholders shall receive Preferred Dividends has not been submitted to that Ordinary General Meeting of Shareholders and from the time of the close of an Ordinary General Meeting of Shareholders if the agenda item has been rejected at that Ordinary General Meeting of Shareholders, to the time when a resolution to the effect that the Preferred Shareholders shall receive Preferred Dividends has been adopted.	(To be deleted)
Article 12-7 (Consolidation or Split of Shares, Preemptive Rights, Etc.) (1) Unless otherwise provided for by laws and regulations, the Bank shall not consolidate or split any preferred shares. (2) The Bank shall not grant the Preferred Shareholders any rights to subscribe for new shares, share acquisition rights or bonds with share acquisition rights	(To be deleted)
Article 12-8 (Conversion into Common Shares) Any Preferred Shareholder may request conversion of preferred shares into common shares during the period (hereinafter referred to the "Conversion Period") in which such Preferred Shareholder is entitled to request conversion as determined by resolution of the Board of Directors adopted at the time of issue of such preferred shares, pursuant to the terms of conversion as designated by such resolution.	(To be deleted)

Article 12-9 (Mandatory Conversion to Common Shares) (1) Any preferred share in respect of which a request for conversion has not been made during the Conversion Period shall be mandatorily converted on the day (hereinafter referred to as the "Mandatory Conversion Date") next following the expiry date of the Conversion Period for the preferred shares to such number of common shares as shall be obtained by dividing the subscription price per each relevant Preferred share by the average of the daily closing prices (including closing bid or offered price if no closing price is reported) of the common shares of the Bank traded in regular way and as reported by Tokyo Share Exchange for the 30 consecutive trading days (excluding those trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date; provided, however, that the average price shall be calculated by rounding to the nearest first decimal with less than five-hundredth of one (0.05) yen being disregarded. If the relevant average price is one hundred twenty-five (125) yen or more but less than the amount determined by resolution of the Board of Directors adopted at the time of issue of the preferred shares, the preferred shares shall be converted into common shares in the number as is obtained by dividing an amount equivalent to the subscription price per preferred share by an amount so determined by such resolution of the Board of Directors. (2) In the calculation of the number of common shares as aforesaid in the preceding paragraph, any number less than	(To be deleted)

one (1) share shall be dealt with in the manner applied to share consolidation as provided for in the Commercial Code.	
CHAPTER III: GENERAL MEETING OF SHAREHOLDERS (To be newly added)	**CHAPTER III: GENERAL MEETING OF SHAREHOLDERS** **Article 14. (Record Date for Ordinary General Meeting of Shareholders)** The record date for the determination of voting rights at an Ordinary General Meeting of Shareholders of the Bank shall be March 31st of each year.
Article 14. (Chairman) (Details Omitted)	**Article 15. (Chairman)** (Unchanged)
(To be newly added)	**Article 16. (Internet Disclosure of Reference Documents, etc. and Deemed Provision)** In convening a General Meeting of Shareholders, the Bank may, pursuant to the Ordinance of the Ministry of Justice, deem that it has provided its shareholders with the information on items which must be mentioned or displayed in the reference documents of a General Meeting of Shareholders, business report, financial statements and consolidated financial statements by disclosing such information using the Internet.
Article 15. (Method of Resolution) (1) Unless otherwise provided for by laws or regulations or these Articles of Incorporation, resolutions of any General Meeting of Shareholders shall be adopted by an affirmative vote of a majority of the voting rights of the shareholders in attendance. (2) Resolutions of any General Meeting of Shareholders provided for in Article 343 of the Commercial Code and resolutions of any General Meeting of Shareholders	**Article 17. (Method of Resolution)** (1) Unless otherwise provided for by laws or regulations or these Articles of Incorporation, resolutions of any General Meeting of Shareholders shall be adopted by an affirmative vote of a majority of the voting rights of the shareholders in attendance and entitled to vote. (2) Resolutions of any General Meeting of Shareholders provided for in Article 309, Paragraph 2 of the Corporation Law shall be adopted by an affirmative vote of

for which the method of a resolution provided for in such Article 343 shall be applied mutatis mutandis pursuant to the Commercial Code and other laws and regulations shall be adopted by an affirmative vote of two-thirds (2/3) or more of the voting rights of the shareholders in attendance who hold in the aggregate not less than one-third (1/3) of the total number of voting rights of all shareholders.	two-thirds (2/3) or more of the voting rights of the shareholders in attendance who hold in the aggregate not less than one-third (1/3) of the number of voting rights of all shareholders entitled to vote.
Article 16. (Voting by Proxy) (1) Shareholders may exercise their voting rights at a General Meeting of Shareholders by appointing a proxy who is a shareholder of the Bank entitled to exercise its own voting rights at such Meeting. (2) In the case of the preceding paragraph, the shareholder or the proxy thereof shall submit to the Bank a document evidencing authority of the proxy to act as such at each General Meeting of Shareholders.	**Article 18. (Voting by Proxy)** (1) Shareholders may exercise their voting rights at a General Meeting of Shareholders by one proxy who is a shareholder of the Bank entitled to exercise its own voting rights at such Meeting. (2) (Unchanged)
Article 17. (Minutes) The substance of proceedings and the results of General Meetings of Shareholders shall be stated or recorded in the minutes, to which the chairman of the meeting and the Directors present shall put their names and affix their seals or electronic signatures.	(To be deleted)
Article 17-2 (General Meetings of Class Shareholders) (1) A General Meeting of Class Shareholders of the Bank shall be convened whenever necessary. (2) The provisions of Articles 14, 16 and 17 hereof shall apply mutatis mutandis to General Meetings of Class Shareholders.	(To be deleted)

CHAPTER IV: DIRECTORS AND THE BOARD OF DIRECTORS	CHAPTER IV: DIRECTORS AND THE BOARD OF DIRECTORS
Article 18. (Number of Directors) (Details Omitted)	**Article 19. (Number of Directors)** (Unchanged)
Article 19. (Election of Directors) (1) Directors shall be elected at a General Meeting of Shareholders. A resolution for the election of Directors shall be adopted at a General Meeting of Shareholders by an affirmative vote of a majority of the voting rights of the shareholders in attendance who hold voting rights representing in the aggregate one-third (1/3) or more of the total number of voting rights of all shareholders. (2) (Details Omitted)	**Article 20. (Election of Directors)** (1) Directors shall be elected at a General Meeting of Shareholders. A resolution for the election of Directors shall be adopted at a General Meeting of Shareholders by an affirmative vote of a majority of the voting rights of the shareholders in attendance who hold voting rights representing in the aggregate one-third (1/3) or more of the total number of voting rights of shareholders entitled to vote. (2) (Unchanged)
Article 20. (Term of Office) The term of office of a Director shall expire at the close of the Ordinary General Meeting of Shareholders held in respect of the last fiscal term ending one (1) year after his/her assumption of office.	**Article 21. (Term of Office)** The term of office of a Director shall expire at the close of the Ordinary General Meeting of Shareholders held in respect of the last business term ending one (1) year after his/her election.
Article 21. (Directors with Executive Powers) The Bank may, by resolution of the Board of Directors, elect one Chairman and Director, one Vice Chairman and Director and one President, and several Vice Presidents, Senior Managing Directors and Managing Directors.	**Article 22. (Directors with Executive Powers)** The Bank may, by resolution of the Board of Director, appoint one Chairman and Director, one Vice Chairman and Director and one President, and several Vice Presidents, Senior Managing Directors and Managing Directors.
Article 22. (Representative Directors) (1) The Chairman and Director, the President and the Vice President(s) shall severally represent the Bank. (2) In addition to the preceding paragraph, the Bank may, by resolution of the Board of Directors, appoint several Directors who shall be entitled to represent the Bank.	**Article 23. (Representative Directors)** (1) The President and the Vice President(s) shall severally represent the Bank. (2) *[This paragraph will be amended to make partial modifications of description only in Japanese. No modification of English translation of this paragraph is*

	necessary.]
Article 23. (Remuneration for Directors) The remuneration for Directors shall be determined by resolution of a General Meeting of Shareholders.	**Article 24. (Remuneration, etc. for Directors)** The remuneration for Directors, annual bonus and other proprietary benefits received from the Bank as consideration for the performance of their duties (hereinafter referred to as the "Remuneration, etc.") shall be determined by resolution of a General Meeting of Shareholders.
Article 24. (Convocation of Meetings of the Board of Directors and Chairman Thereof) (1) (Details Omitted) (2) If the consent of all Directors and Corporate Auditors is obtained in advance, a meeting of the Board of Directors may be held without following the procedures for convening a meeting. (3) A meeting of the Board of Directors shall be called and chaired by the Chairman and Director, or in case the office of the Chairman and Director is vacant or unable to act, by the President, and in case both of the Chairman and Director and the President are vacant or unable to act, by one of the other Directors in accordance with the order of priority previously determined by the Board of Directors.	**Article 25. (Convocation of Meetings of the Board of Directors and Chairman Thereof)** (1) (Unchanged) (2) *[This paragraph will be amended to make partial modifications of description only in Japanese. No modification of English translation of this paragraph is necessary.]* (3) A meeting of the Board of Directors shall be called and chaired by the Chairman and Director or the President, or in case both of the Chairman and Director and the President are vacant or unable to act, by one of the other Directors in accordance with the order of priority previously determined by the Board of Directors.
Article 25. (Power of the Board of Directors) (Details Omitted)	**Article 26. (Power of the Board of Directors)** (Unchanged)
(To be newly added)	**Article 27. (Omission of Resolution by Board of Directors)** In case all Directors of the Bank express their consent to matters subject to resolution of the Board of Directors in writing or through electronic records, such proposal shall be

	deemed to have been resolved by the Board of Directors, unless any Corporate Auditor raise an objection thereto.
Article 26. (Regulations of the Board of Directors) (Details Omitted)	**Article 28. (Regulations of the Board of Directors)** (Unchanged)
CHAPTER V: CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS **Article 27. (Number of Corporate Auditors)** (Details Omitted)	**CHAPTER V: CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS** **Article 29. (Number of Corporate Auditors)** (Unchanged)
Article 28. (Election of Corporate Auditors) Corporate Auditors shall be elected at a General Meeting of Shareholders. A resolution for the election of Corporate Auditors shall be adopted at a General Meeting of Shareholders by an affirmative vote of a majority of the voting rights of the shareholders in attendance who hold voting rights representing in the aggregate one-third (1/3) or more of the total number of voting rights of all shareholders.	**Article 30. (Election of Corporate Auditors)** Corporate Auditors shall be elected at a General Meeting of Shareholders. A resolution for the election of Corporate Auditors shall be adopted at a General Meeting of Shareholders by an affirmative vote of a majority of the voting rights of the shareholders in attendance who hold voting rights representing in the aggregate not less than one-third (1/3) of the total number of voting rights of shareholders entitled to vote.
Article 29. (Term of Office) (1) The term of office of a Corporate Auditor shall expire at the close of the Ordinary General Meeting of Shareholders held in respect of the last fiscal term ending four (4) years after his/her assumption of office. (2) The term of office of a Corporate Auditor elected as a substitute to a retired Corporate Auditor shall expire at the time of expiration of the term of office of the retired Corporate Auditor. (To be newly added)	**Article 31. (Term of Office)** (1) The term of office of a Corporate Auditor shall expire at the close of the Ordinary General Meeting of Shareholders held in respect of the last business term ending four (4) years after his/her election. (2) The term of office of a Corporate Auditor elected as a substitute to a retired Corporate Auditor shall expire at the time of expiration of the term of office of the retired Corporate Auditor. (3) In case a substitute Corporate Auditor elected pursuant to Article 329, Paragraph

	2 of the Corporate Law assumed office of a Corporate Auditor to fill a vacancy of a retired Corporate Auditor, his/her term of office shall expire at the time of expiration of the term of office of the retired Corporate Auditor.
Article 30. (Full-time Corporate Auditors) The Bank shall have full-time Corporate Auditor(s) who shall be elected by and from among the Corporate Auditors.	**Article 32. (Full-time Corporate Auditors)** The Board of Corporate Auditors shall by its resolution select full-time Corporate Auditor(s) from among the Corporate Auditors.
Article 31. (Remuneration for Corporate Auditors) The remuneration for Corporate Auditors shall be determined by resolution of General Meeting of Shareholders.	**Article 33. (Remuneration, etc. for Corporate Auditors)** The Remunerations, etc. for Corporate Auditors shall be determined by resolution of General Meeting of Shareholders.
(To be newly added)	**Article 34. (Limited Liability Agreement with Outside Corporate Auditors)** Pursuant to Article 427, Paragraph 1 of the Corporation Law, the Bank may enter into an agreement with an outside Corporate Auditor to limit the amount of his/her liabilities for damages arising from failure in performing his/her duties as an outside Corporate Auditor; provided, however, that any such amount of liabilities shall be within the limit as provided for by laws or regulations.
Article 32. (Convocation of Meetings of the Board of Corporate Auditors) (1) Notice of convocation of a meeting of the Board of Corporate Auditors of the Bank shall be sent to each Corporate Auditor three days prior to the date of the meeting. (2) If the consent of all Corporate Auditors is obtained in advance, a meeting may be held without following the procedures for convening a meeting.	**Article 35. (Convocation of Meetings of the Board of Corporate Auditors)** (1) (Unchanged) (2) *[This paragraph will be amended to make partial modifications of description only in Japanese. No modification of English translation of this paragraph is necessary.]*

Article 33. (Regulations of the Board of Corporate Auditors) (Details Omitted)	**Article 36. (Regulations of the Board of Corporate Auditors)** (Unchanged)
CHAPTER VI: ACCOUNTING **Article 34. (Fiscal Term)** The business year of the Bank shall commence on April 1 of each year and end on March 31 of the following year and the fiscal term of each business year shall be settled as of the last day of such business year.	**CHAPTER VI: ACCOUNTING** **Article 37. (Business Term)** The business term of the Bank shall be one year commencing on April 1 of each year and terminating on March 31 of the following year.
Article 35. (Appropriation of Earned Profit) Unless otherwise provided for in laws and regulations, the earned profit of the Bank shall be appropriated by resolution of a General Meeting of Shareholders.	(To be deleted)
(To be newly added)	**Article 38. (Governing Bodies to Determine Distribution of Surplus, etc.)** The Bank shall determine the matters listed in each Item of Article 459, Paragraph 1 of the Corporate Law, including distribution of surplus, by resolution of the Board of Directors, unless otherwise provided for by laws or regulations.
Article 36. (Payment of Dividends) The Bank's dividends shall be paid to the shareholders or registered pledgees whose names have been entered or recorded in the latest register of shareholders as of the close of March 31 of each year. (Newly added) (Newly added)	**Article 39. (Record Date for Distribution of Surplus)** (1) The record date for dividends payable at the end of the business term of the Bank shall be March 31st of each year. (2) The record date for interim dividends of the Bank shall be September 30th of each year. (3) In addition to the date referred to in the preceding two paragraphs, the Bank may set a record date and distribute surplus on such date.

Article 37. (Interim Dividends and Their Payments) By resolution of the Board of Directors, the Bank may pay cash pursuant to Article 293-5 of the Commercial Code (referred to as the "Interim Dividends" in these Articles of Incorporation) to the shareholders or registered pledgees whose names have been entered or recorded in the latest register of shareholders as of the close of September 30 of each year.	(To be deleted)
Article 38. (Conversion of Preferred Shares and Convertible Bonds and Payment of Dividends) For the purpose of payment of the first dividends or Interim Dividends payable on common shares issued upon conversion of the preferred shares and convertible bonds issued by the Bank, the conversion shall be deemed to have taken effect as of April 1, if a request for conversion or mandatory conversion is made during the period from April 1through September 30, or as of October 1, if such request or conversion is made during the period from October 1 through March 31 of the following year.	(To be deleted)
Article 39. (Period for Discharge of Dividends) The Bank shall be discharged from the obligation to pay dividends and Interim Dividends under Article 37 upon expiration of five (5) full years from the day they became due and payable.	**Article 40. (Period for Discharge of Dividends)** In case assets distributed as dividends are in the form of cash, the Bank shall be discharged from the obligation to pay such dividends upon expiration of five (5) full years from the day they became due and payable.

File No. 82-34814
Exhibit A-5

July 3, 2006

To Whom It May Concern:

Company Name: The Bank of Yokohama Ltd.

Representative: President Tadashi Ogawa

(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

Re: Notice of Repurchase of Own Shares (Repurchase of Own Shares, as defined under Article 156, section 1 of the Corporation Law, pursuant to the provisions contained in the Articles of Incorporation established under Article 459, section 1, paragraph 1 of the same Law)

The Bank has adopted a resolution, at the Board of Directors' Meeting held as of this day (July 3, 2006), to repurchase its own shares as defined under Article 156, section 1 of the Corporation Law, pursuant to the provisions contained in the Articles of Incorporation established under Article 459, section 1, paragraph 1 of the same Law, and we hereby inform you as follows;

1. Reason for the Repurchase of Shares

Based on our policy of returning profits to our shareholders as we have already announced, we will repurchase own shares in order to improve the value of shareholders through returning profits to our shareholders.

2. Details of Repurchase

(1) Type of shares to be repurchased	Common Shares
(2) Total number of shares to be repurchased	15,000,000 shares (upper limit)
	(Ratio to the total number of shares issued: 1.06%)
(3) Total value of stocks to be repurchased	¥12 billion (upper limit)
(4) Schedule of repurchase of stock	From July 4,2006 to March 16,2007

【Reference】 Status of treasury stock holding as of June 30, 2006

Total number of shares issued (excluding treasury stock)	1,405,478,054 shares
Number of shares held as treasury stock	548,386 shares

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

File No. 82-34814

July 5, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: The Bank of Yokohama, Ltd. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b) on behalf of Corporate Planning Department of The Bank of Yokohama, Ltd:

1. Press Release dated March 24, 2006 (Notice of Retirement of Own Shares)

2. Press Release dated May 22, 2006 (Financial Results for the Year Ended March 31, 2006)

3. Press Release dated May 22, 2006 (Changes of Representative Directors, Directors and Officers)

4. Press Release dated May 22, 2006 (Notice concerning Partial Amendment to the Articles of Incorporation)

5. Press Release dated July 3, 2006 (Notice of Repurchase of Own Shares, as defined under Article 156, section 1 of the Corporation Law, pursuant to the provisions contained in the Articles of Incorporation established under Article 459, section 1, paragraph 1 of the same Law)

6. Notice of General Meeting of Shareholders dated June 12, 2006

7. Notice of Resolutions Adopted At The 145th Ordinary General Meeting of Shareholders dated June 28, 2006

8. Annual Securities Report dated June 29, 2006 and the amendment thereof

9. Public Notice of Balance Sheet and Profit and Loss Statement dated June 29, 2006

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611,Japan

10. Report on Acquisition of Treasury Shares by the Bank dated May 10,2006

11. Report on Acquisition of Treasury Shares by the Bank dated June 2, 2006

12. Report on Acquisition of Treasury Shares by the Bank dated July 4, 2006

In addition, attached as Annex A is a list of documents enclosed, and attached as Annex B is a description of documents that we are also required to provide under Rule 12g3-2(b).

If you have any further questions or requests for additional information please do not hesitate to contact Harumichi Oishi at 212-750-0022(telephone) or 212-750-8008 (facsimile).

Very truly yours,

The Bank of Yokohama, Ltd.



By ______________

Name: Harumichi Oishi
Title: Chief Representative of
New York Representative Office

CC: Mr.Tomoyuki Okada
The Bank of Yokohama, Ltd.,
Corporate Planning Department
Telephone 81-45-225-1122
Facsimile 81-45-225-1160

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

ANNEX A

LIST OF DOCUMENTS ENCLOSED

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press Release dated March 24, 2006 (Notice of Retirement of Own Shares) (attached hereto as Exhibit A-1)

(2) Press Release dated May 22, 2006 (Financial Results for the Year Ended March 31, 2006) (attached hereto as Exhibit A-2)

(3) Press Release dated May 22, 2006 (Changes of Representative Directors, Directors and Officers) (attached hereto as Exhibit A-3)

(4) Press Release dated May 22, 2006 (Notice concerning Partial Amendment to the Articles of Incorporation) (attached hereto as Exhibit A-4)

(5) Press Release dated July 3, 2006 (Notice of Repurchase of Own Shares, as defined under Article 156, section 1 of the Corporation Law, pursuant to the provisions contained in the Articles of Incorporation established under Article 459, section 1, paragraph 1 of the same Law) (attached hereto as Exhibit A-5)

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

ANNEX B

DESCRIPTION OF DOCUMENTS REQUIRED TO PROVIDE

B. JAPANESE LANGUAGE DOCUMENTS

(1) Notice of General Meeting of Shareholders dated June 12, 2006

Notice of General Meeting of Shareholders dated June 12, 2006 dispatched to the shareholders detailing the date, time, place and purpose of the general meeting of shareholders held on June 28, 2006, which includes the annual business report describing the Bank's business, change in the assets, share capital, financial statements, distribution of the net profit for the year ended March 31, 2006 and other matters concerning the Bank.

(2) Notice of Resolutions Adopted At The 145th Ordinary General Meeting of Shareholders dated June 28, 2006

Notice of Resolutions Adopted At The 145th Ordinary General Meeting of Shareholders dated June 28, 2006 dispatched to the shareholders to inform them of the results thereof.

(3) Annual Securities Report dated June 29, 2006 and the amendment thereof

Annual Securities Report dated June 29, 2006 submitted to the Director of Kanto Local Finance Bureau, describing the Bank's capital, management, business, financial statements for the year ended March 31, 2006 and other matters concerning the Bank, and the amendment thereof.

(4) Public Notice of Balance Sheet and Profit and Loss Statement dated June 29, 2006

Public.Notice of Balance Sheet and Profit and Loss Statement dated June 29, 2006 for the year ended March 31, 2006.

(5) Report on Acquisition of Treasury Shares by the Bank dated May 10, 2006

Report on Acquisition of Treasury Shares by the Bank dated May 10, 2006 submitted to the Director of the Kanto Local Finance Bureau to describe the status of acquisition of treasury shares.

(6) Report on Acquisition of Treasury Shares by the Bank dated June 2, 2006

Report on Acquisition of Treasury Shares by the Bank dated June 2, 2006 submitted to the Director of the Kanto Local Finance Bureau to describe the status of acquisition of treasury shares.

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611,Japan

(7) Report on Acquisition of Treasury Shares by the Bank dated July 4, 2006

Report on Acquisition of Treasury Shares by the Bank dated July 4, 2006 submitted to the Director of the Kanto Local Finance Bureau to describe the status of acquisition of treasury shares.

File No. 82-34814
Exhibit A-1

March 24, 2006

To Whom It May Concern:

Company Name: The Bank of Yokohama, Ltd.
Representative: President Tadashi Ogawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

RE: Notice of Retirement of Own Shares

We have adopted a resolution to retire our own shares under the provisions of Article 212 of the Commercial Code at the board of directors' meeting held this day (March 24, 2006). We hereby notify you as follows.

1.Type of stocks to be retired	Common Stock
2.Number of stocks to be retired	3 million shares
3.Scheduled date of retirement	March 31, 2006

<Reference>

Total number of shares outstanding after retirement shall be 1,405,294,054 shares of common stock (as of March 23, 2005).